Form 10-K, Exhibit 13
period 1996-12-31
WAYNE BANCORP INC /DE/
filed 1997-03-28
CIK 1011032

WAYNE BANCORP, INC.



                                     ANNUAL
                                     REPORT
                                      1996

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Letter to Stockholders ................................................     1
Selected Financial Data ...............................................     2
Management's Discussion and Analysis ..................................     3
Consolidated Financial Statements .....................................    12
Notes to Consolidated Financial Statements ............................    17
Independent Auditors' Report ..........................................    36
Stockholder Information ...............................................    37
Directors and Officers ................................................    38
Banking Locations .....................................................    38

Dear Fellow Shareholders:

     In 1996, Wayne Bancorp, Inc. (the "Company") and its subsidiary, Wayne Savings Bank, FSB (the "Bank") celebrated two milestones:

     First, the Bank converted from mutual to stock form and in connection with such conversion reorganized into a holding company structure. As a result, the Company became the parent of the Bank and raised approximately $21 million of new capital, net of expenses, through the sale of 2,231, 383 shares of its common stock in a public offering.

     Second, the Bank celebrated its 75th anniversary. We have also been recognized as the Corporate Citizen of the year by the Wayne Industrial and Economic Development Commission. This award reinforces our total commitment of service to the community.

     The Company began in 1997 as a public company with $244.1 million of total assets and equity capital of $36.9 million, representing 15.1% of total assets, and approximately 550 stockholders. For 1996, the Company had net income of $666,000 and would have had net income of $1.3 million except that it had to recognize a one time charge of $1.0 million during the third quarter for the special assessment imposed by Congress as part of the resolution of the differences between the Savings Association Insurance Fund and the Bank Insurance Fund. Such resolution should result in a substantial savings in deposit insurance premiums in future quarters.

     The Company also has a relatively new strategic business plan, which was developed prior to the Bank's conversion. Pursuant to the plan, the direction of the Bank is to evolve from a traditional savings bank to a community bank, serving the commercial real estate and non-real estate borrowing needs of the community for moderate to small size loans, as well as the traditional personal, residential real estate and consumer borrowing and investment needs for the members of the community.

     We are pleased with the success achieved to date in implementing the plan. During 1996, the Bank originated approximately $3.1 million in commercial real estate loans and $686,000 in other commercial loans. In addition, during 1996 the Bank originated $42.0 million of one- to four-family residential mortgage loans. The Bank also was able to reduce its non-performing assets in 1996 by $855,000. We believe the Bank's ability to expand loan originations and serve its local communities will be enhanced by the opening of a new branch office in Fairfield, New Jersey. The Bank has applied for regulatory approval to open the new banking office and believes the branch will be able to open by July, 1997.

     We believe the steps taken in 1996 position the Bank to successfully continue the process of becoming a complete community bank, and continue to enhance shareholder value. In this regard, we have received regulatory approval and have commenced a program to repurchase up to 5% of our outstanding common stock. In addition, the Board has declared a $0.5 per share dividend to be paid on April 25, 1997 to all stockholders of record on April 15, 1997.

     Finally, I would like to thank stockholders for the support they gave to the approval of the Company's 1996 Stock-Based Incentive Plan. This plan gives the Board a valuable tool to provide incentive and direction to achieve results which promote shareholder interest.

     We recognize that all of you expressed your confidence and trust in us when you became a stockholder of the Company and I promise we will work relentlessly to reward your trust. We look forward to continued growth and profitability and are committed to our shareholders. On behalf of the Board of Directors, officers and staff, we thank you for your continued support, investment and commitment.


                                     Sincerely,

                                     /s/ HAROLD P. COOK, III
                                    --------------------------------
                                         Harold P. Cook, III
                                         Chairman of the Board
                                           and Chief Executive Officer


                                             SELECTED FINANCIAL DATA

                                                                                              AT DECEMBER 31,
                                                                      -------------------------------------------------------------
                                                                        1996          1995         1994         1993         1992
                                                                      --------      --------     --------     --------     --------
                                                                                               IN THOUSANDS
SELECTED BALANCE SHEET DATA:
Total assets ......................................................   $244,081      $207,997     $176,664     $183,228     $179,214
Securities available for sale .....................................     80,867        58,155        3,360       11,715           --
Securities held to maturity .......................................      3,229         3,841       50,304       33,774       46,276
Loans receivable, net .............................................    145,425       111,988      113,091      106,333      114,858
Deposits ..........................................................    178,947       173,822      159,013      166,821      164,321
Total stockholders' equity ........................................     36,911        17,299       16,259       15,005       12,644


                                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------------------------
                                                                        1996          1995         1994         1993         1992
                                                                      --------      --------     --------     --------     --------
                                                                                               IN THOUSANDS
SELECTED OPERATING DATA:
Interest income ...................................................   $ 15,458      $ 13,136     $ 11,833     $ 12,633     $ 13,870
Interest expense ..................................................      7,958         6,950        5,172        5,753        7,921
                                                                      --------      --------     --------     --------     --------
Net interest income before provision for loan losses ..............      7,500         6,186        6,661        6,880        5,949
Provision for loan losses .........................................        200           152          316          286          619
                                                                      --------      --------     --------     --------     --------
Net interest income after provision for loan losses ...............      7,300         6,034        6,345        6,594        5,330
Other Income:
  Net gain (loss) from sale of securities available for sale ......         --          (363)         270           (3)          --
  Other ...........................................................        585           638          450          499          917
                                                                      --------      --------     --------     --------     --------
  Total other income ..............................................        585           275          720          496          917
Other expenses ....................................................      6,816         4,951        4,432        4,155        3,922
                                                                      --------      --------     --------     --------     --------
Income before income tax expense ..................................      1,069         1,358        2,633        2,935        2,325
Income tax expense ................................................        403           487          944          745          902
                                                                      --------      --------     --------     --------     --------
Net income ........................................................   $    666      $    871     $  1,689     $  2,190     $  1,423
                                                                      ========      ========     ========     ========     ========


                                                                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------------------------
                                                                        1996          1995         1994         1993         1992
                                                                      --------      --------     --------     --------     --------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
PERFORMANCE RATIOS:
  Return on average assets ........................................       0.31%         0.46%        0.93%        1.21%        0.81%
  Return on average equity ........................................       2.33          5.12        10.79        15.76        12.07
  Average equity to average assets ................................      13.21          9.03         8.63         7.68         6.72
  Equity to total assets at end of period .........................      15.12          8.32         9.20         8.10         7.06
  Average interest rate spread ....................................       3.01          3.13         3.63         3.83         3.35
  Net interest margin .............................................       3.54          3.42         3.82         3.99         3.54
Average interest-earning assets to average
  interest-bearing liabilities ....................................     113.99        107.63       106.36       104.59       104.00
Efficiency Ratio (1) ..............................................      61.86         72.07        62.33        56.31        57.12
General and administrative expense to average assets ..............       3.07          2.45         2.44         2.30         2.23
Non-performing loans as a percent of gross loans ..................       1.41          2.16         3.17         3.26         3.60
Non-performing assets as a percent of total assets ................       0.90          1.46         2.61         2.65         3.35
Allowance for loan losses as a percent
  of gross loans receivable .......................................       1.21          1.40         1.34         1.15         0.84
Allowance for loan losses as a percent
  of non-performing loans .........................................       86.18        64.86        42.33        35.24        23.33
Number of full-service customer facilities ........................           4            4            4            4            4

-------------
(1) Total noninterest expense divided by the sum of net interest income before provision for loan losses and noninterest income which excludes the effect in 1996 of a one time FDIC special SAIF assessment and a non-recurring charge for benefits paid to the Bank's former President and CEO.

                                       2


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's results of operations are primarily dependent on net interest income which is the difference between interest income on loans, investments and other interest-earning assets and interest expense on deposits and borrowings. Interest income on loans, investments and other interest-earning assets is a function of the average balances outstanding during the period and the average rates earned. Interest expense is a function of the average amount of deposits and borrowings outstanding during the period and average rates paid on such deposits and borrowings. The Company's net income is further affected by the level of its other expenses, such as salaries and employee benefits, occupancy and equipment costs, federal deposit insurance premiums and income taxes.

OPERATING STRATEGY

     Management's strategy has been to operate as a community oriented financial institution by offering a variety of financial services to meet the needs of the communities it serves while maintaining capital in excess of regulatory requirements and monitoring the sensitivity of the Company's assets and liabilities to interest rate fluctuations. The Board of Directors has sought to accomplish these goals by: (i) attracting and maintaining low-cost savings and transaction accounts, as well as money market accounts, which management believes provide the Company with a stable source of funds; (ii) focusing its lending on the origination of one- to four-family, owner-occupied residential mortgage loans, including home equity loans; (iii) supplementing its one- to four-family residential lending activities with commercial real estate, multi-family, construction and consumer loans originated in the Company's primary market area in accordance with the Company's underwriting guidelines;
(iv) purchasing short-to-intermediate term investment and mortgage-backed securities to complement the Company's lending activities; (v) emphasizing shorter-term loans and investments and adjustable rate assets when market conditions permit; and (vi) controlling growth.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1996 AND DECEMBER 31, 1995.

     Total assets increased $36.1 million or 17.4% to $244.1 million at December 31, 1996 from $208.0 million at December 31, 1995. Total cash and cash equivalents decreased $19.4 million to $6.9 million in 1995 from $26.3 million in 1996. Cash and cash equivalents decreased due to a decrease in other liabilities which represents the January 1996 delivery of approximately $13.5 million in mortgage-backed securities, which resulted in cash and cash equivalents at December 31, 1995, being inflated by that amount until the securities were delivered and paid for in January 1996. The remainder of the decrease in cash and cash equivalents is due to the origination of loans and the purchase of securities. Securities available for sale increased $22.7 million or 39.0% to $80.9 million at December 31, 1996 from $58.2 million at December 31, 1995. The increase is the result of the $25.0 million purchase of a Federal Home Loan Mortgage Corp. ("FHLMC"), fixed rate note ("note") and the simultaneous borrowing of an advance from the Federal Home Loan Bank of New York ("FHLB") entered into in August of 1996. The note's term is for a period of ten years at a rate of 7.783% and is callable after three years and continuously thereafter. The FHLB advance is for a three year period at a fixed rate of 6.86%, which represents a pretax spread of 92 basis points or the difference between the rate earned of 7.783% and the cost of 6.86%. This increase in securities available for sale was offset by principal repayments and prepayments. Loans receivable, net increased $33.4 million or 29.8% to $145.4 million at December 31, 1996 from $112.0 million at December 31, 1995. The increase in loans receivable, net is primarily the result of an increase in conventional one-to-four family loans of $26.1 million or 29.8%, an increase in commercial real estate of $3.5 million or 94.4% and an increase in home equity loans of $3.4 million or 16.4%. Loan originations have increased from $16.1 million for the year ended December 31, 1995 to $57.7 million for the year ended December 31, 1996, reflecting the expansion of the Bank's lending area for first mortgages as well as the increase in loans originated through a loan origination program. In addition, the Bank has increased its marketing efforts to increase the volume of home equity loans. Finally, the Bank is attempting to expand the commercial lending function. Deposits increased $5.1 million or 2.9% to $178.9 million at December 31, 1996 from $173.8 million at December 31, 1995. The increase in deposits for the year 1996 is primarily the result of interest credited to deposit accounts of $6.8 million, partially offset by the decline caused by the purchase of the Company's common stock in the initial public offering by depositors that was completed on June 27, 1996. In addition, there was limited advertising for new deposit products for the year ended December 31, 1996. Federal Home Loan Bank advances increased $25.0 million to $27.0 million at December 31, 1996 from $2.0 million at December 31, 1995. This increase was due to the purchase of a FHLMC note and a simultaneous borrowing as described above. Stockholders' equity increased $19.6 million to $36.9 million at December 31, 1996 from $17.3 million at December 31, 1995. The increase was primarily due to net proceeds of the initial public offering that was completed on June 27, 1996 totalling $21.0 million, offset by unallocated shares of common stock held by the Bank's employee stock ownership plan of $1.8 million. In addition to the net proceeds, the increase in stockholders' equity was also due to net income for the twelve months ended December 31, 1996 totalling $666,000 offset by an increase in the net unrealized loss on securities, net of taxes, of $295,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995 AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994.

GENERAL

     Net income for the year ended December 31, 1996 decreased $205,000 or 23.5% to $666,000 from $871,000 for the year ended December 31, 1995 and decreased $818,000 or 48.4% from $1.7 million for the year ended December 31, 1994. The decrease of $205,000 for the year ended December 31, 1996 was primarily attributable to the $1.0 million Savings Association Insurance Fund ("SAIF") recapitalization assessment. In addition, there was a $503,000, net of tax, non-recurring charge for the benefits paid to the Bank's former President and CEO upon his resignation from the Bank. In 1995, the decrease in net income from 1994 was primarily due to a $363,000 loss on the sale of mortgage-backed securities sold in December 1995 in connection with the Bank's decision to restructure its mortgage-backed securities portfolio.

INTEREST INCOME

     Interest income for the year ended December 31, 1996 increased $2.3 million to $15.5 million, from $13.1 million for the year ended December 31, 1995. The increase in interest income reflects an increase in average interest earning assets of $30.8 million from $181.1 million for the year ended December 31, 1995 to $211.9 million for the year ended December 31, 1996, coupled with a slight increase in the average yield on interest earning assets to 7.29% in 1996 from 7.26% in 1995. Interest income on loans increased by $850,000 to $10.1 million for 1996 from $9.2 million for 1995, primarily due to a $14.8 million increase in the average balance of loans receivable from $114.4 million for the year ended December 31, 1995 to $129.2 million for the year ended December 31, 1996 offset by a 27 basis point decrease in the average yield to 7.78% for the year ended December 31, 1996 from 8.05% for the year ended December 31, 1995. Interest income on investments increased $1.5 million to $5.4 million in 1996 from $3.9 million in 1995, reflecting a $16.1 million increase in the average balance of investments from $66.6 million for the year ended December 31, 1995 to $82.7 million for the year ended December 31, 1996 and a 65 basis point increase in the average yield to 6.53%.

     Interest income for the year ended December 31, 1995 increased $1.3 million to $13.1 million at December 31, 1995, from $11.8 million at December 31, 1994. The increase in interest income reflects an increase in average interest earning assets of $6.9 million from $174.2 million for the year ended December 31, 1994 to $181.0 million for the year ended December 31, 1995, coupled with an increase in the average yield on interest earning assets to 7.26% in 1995 from 6.79% in 1994. Interest income on loans increased by $882,000 to $9.2 million for 1995 from $8.3 million for 1994, primarily due to a $7.4 million increase in the average balance of loans receivable from $107.1 million for the year ended December 31, 1994 to $114.4 million for the year ended December 31, 1995 and a 27 basis point increase in the average yield to 8.05%. Interest income on investments increased $421,000 to $3.9 million in 1995 from $3.5 million in 1994, reflecting a $485,000 decrease in the average balance of investments from $67.1 million for the year ended December 31, 1994 to $66.6 million for the year ended December 31, 1995 and a 66 basis point increase in the average yield to 5.88%.

INTEREST EXPENSE

     Interest expense on deposits increased $368,000 or 5.4% to $7.1 million for the year ended December 31, 1996 from $6.8 million for the year ended December 31, 1995. This increase reflects both an increase in the average balance of interest bearing deposits of $7.9 million in 1996 compared with 1995, and a 3 basis point increase in the average rate paid on deposit liabilities during the same period. The increase in deposits and the rate paid was primarily attributable to the Bank's certificate accounts, the average balance of which increased by $7.7 million to $95.8 million in 1996 from an average balance of $88.1 million in 1995 on which the average yield which increased 7 basis points from 5.43% in 1995 to 5.50% in 1996. The increase in the rate paid on certificate accounts was in response to market conditions and was intended to maintain existing accounts rather than attracting new accounts. Interest expense on borrowings increased $640,000 in 1996 compared with 1995 due to management's decision to use borrowings to fund a portion of the Bank's asset growth.

     Interest expense on deposits increased $1.6 million or 31.09% to $6.8 million for the year ended December 31, 1995 from $5.2 million for the year ended December 31, 1994. This increase reflects both an increase in the average balance of interest earning deposits of $1.8 million in 1995 compared to 1994, and a 93 basis point increase in the average rate paid on deposit liabilities over the same period. The increase in deposits and the rate paid thereon was primarily attributable to the Bank's certificate accounts, the average balance of which increased by $17.4 million to $88.1 million in 1995 from an average balance of $70.7 million in 1994 and the average yield increased 135 basis points from 4.08% in 1994 to 5.43% in 1995. The increase in the rate paid on certificate accounts was in response to market conditions and was intended to maintain existing accounts rather than attracting new accounts to the Bank. At December 31, 1995, the Bank's certificate accounts had increased to $95.2 million while the yield on certificate accounts was 4.62%. Interest expense on borrowings increased $170,000 in 1995 compared with 1994 due to management's decision to use borrowings to fund a portion of the Bank's asset growth.

NET INTEREST INCOME

     Net interest income before provision for loan losses increased $1.3 million or 21.2% to $7.5 million for the year ended December 31, 1996 from $6.2 million for the year ended December 31, 1995. The increase is the result of higher outstanding average interest earning assets offset by higher outstanding average interest bearing liabilities. Average interest earning assets increased $30.9 million to $211.9 million for the year 1996 from $181.1 for the year 1995. Average interest bearing liabilities increased $17.7 million to $185.9 million for the year 1996 from $168.2 for the year 1995. The yield earned on average interest earning assets increased slightly by 3 basis points to 7.29% while the rate paid on interest bearing liabilities increased 15 basis points to 4.28%. The Bank's interest rate spread decreased 12 basis points to 3.01% for the year ended December 31, 1996 from 3.13% for the year ended 1995. The net interest margin increased from 3.42% for the year ended December 31, 1995 to 3.54% for the year ended December 31, 1996. The percentage of average interest earning assets to average interest bearing liabilities for the year ended December 31, 1996 was 113.99% compared with 107.63% for the same period in 1995.

     Net interest income before provision for loan losses decreased $475,000 or 7.1% to $6.2 million for the year ended December 31, 1995 from $6.7 million for the year ended December 31, 1994. The positive effect of an increase in average net interest earning assets and the average rate earned thereon was offset by an increase in average interest-bearing liabilities and an increase in the average rate paid on interest-bearing liabilities from 3.16% for the year ended December 31, 1994 to 4.13% for the year ended December 31, 1995. The Bank's interest rate spread decreased 50 basis points to 3.13% for the year ended December 31, 1995 from 3.63% for the year ended 1994. The net interest margin decreased from 3.82% for the year ended December 31, 1994 to 3.42% for the year ended December 31, 1995. The percentage of average interest earning assets to average interest-bearing liabilities for the year ended December 31, 1995 was 107.63% as compared to 106.36% for the same period in 1994.

PROVISION FOR LOAN LOSSES

     The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses increased $48,000 or 31.6% for the year ended December 31, 1996, compared with the year ended December 31, 1995. The Bank's provision for loan losses was $200,000 for the year ended December 31, 1996, compared with $152,000 for the year ended December 31, 1995. The provision for loan losses decreased $164,000 or 51.9% for the year ended December 31, 1995, compared with the year ended December 31, 1994. The Bank's provision for loan losses was $152,000 for the year ended December 31, 1995, compared with $316,000 for the year ended December 31, 1994. The increases in the allowance for loan losses in 1996 are due to management's continuing reassessment of losses inherent in the loan portfolio and such increases are primarily to respond to loan growth. At December 31, 1996 and 1995, the Bank's allowance for loan losses totaled $1.8 million and $1.6 million or 1.2% and 1.4% of gross loans receivable and 86.2% and 64.9% of total non-performing loans, respectively. Management believes that the current allowance for loan losses is adequate to address the risks inherent in the Bank's loan portfolio.

     The Bank establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies and other factors, including the loss experience of similar portfolios in comparable lending markets.

     The Bank will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Bank maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Bank's determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

OTHER INCOME

     Other income increased $310,000 or 112.7% to $585,000 for the year ended December 31, 1996 from $275,000 for the year ended December 31, 1995. This increase was primarily attributable to a $363,000 loss on the sale of mortgage-backed securities incurred in December 31, 1995 in connection with the Bank's restructuring of the mortgage-backed securities portfolio. Offsetting this loss was a gain on sale of real estate owned of $118,000 in the year ended December 31, 1995. Other income decreased $445,000 or 61.8% to $275,000 for the year ended December 31, 1995 from $720,000 for the year ended December 31, 1994. This decrease was primarily attributable to the above mentioned $363,000 loss on the sale of mortgage-backed securities in 1995.

OTHER EXPENSE

     Other expense increased $1.9 million or 37.7% to $6.8 million for the year ended December 31, 1996 compared with $5.0 million for the year ended December 31, 1995. Other expense increased $519,000 or 11.7% to $5.0 million for the year ended December 31, 1995 compared with $4.4 million for the year ended December 31, 1994. Compensation and employee benefits increased $619,000 or 27.4% to $2.9 million for the year ended December 31, 1996 from $2.3 million for the year ended December 31, 1995. The increase in compensation and employee benefits expense reflects the non-recurring charge for benefits paid to the Bank's former President and CEO upon his resignation. Compensation and employee benefits increased $146,000 or 6.9% to $2.3 million for the year ended December 31, 1995 from $2.1 million for the year ended December 31, 1994. This increase in compensation and benefits was the result of normal cost of living increases and merit raises. For the year ended December 31, 1996 data processing services increased $40,000 or 19.8% and represents the increase in volume of transactions processed, primarily as a result of the increase in the number of loan and deposit accounts as well as the introduction of banking by telephone. In 1995, data processing fees increased $14,000 or 7.5% due to the increase in deposit and loan accounts. In 1995, advertising expenses increased $180,000 or 174.8% as a result of an increased emphasis on loan promotion and a successful checking account campaign through the first six months of the year compared with a decrease of $91,000 in 1996. The decrease in 1996 is due to the postponement of advertising expenditures for deposits, pending the acquisition or expansion of branch facilities. The increase in Savings Association Insurance Fund ("SAIF") recapitalization assessment expense is the result of the one time assessment of $1.0 million which represented the Bank's share of the special assessment required by legislation signed into law on September 30, 1996, requiring all institutions insured by the SAIF to make a one time payment to recapitalize the SAIF. Wayne Bancorp, Inc. has determined that the decline in insurance premiums (required by legislation) from 23 basis points to 6.4 basis points (per $100 of deposits) effective January 1, 1997, will have a positive impact on earnings in future years, more than offsetting the special assessment over time. The decline of $147,000 in REO operations, net is the result of the balance of foreclosed properties declining from $597,000 at December 31, 1995 to $116,000 at December 31, 1996. Finally, the increase in the other category of $387,000 or 39.6% for the year ended December 31, 1996 to $1.4 million from $977,000 for the year ended December 31, 1995 was primarily due to increased accounting, legal and other professional fees incurred as a result of the Company being a public company.

INCOME TAX EXPENSE

     Income tax expense decreased by $84,000 to $403,000 for the year ended December 31, 1996 from $487,000 for the year ended December 31, 1995 primarily due to a $289,000 decline in pre-tax income. Income tax expense decreased by $457,000 to $487,000 for the year ended December 31, 1995 from $944,000 for the year ended December 31, 1994 due to a $1.3 million decline in pre-tax income. The effective tax rate for the year ended December 31, 1996 was 37.7% compared with 36.0% for 1995 and 36.0% for 1994.

AVERAGE BALANCE SHEET

     The following table sets forth certain information relating to the Bank for the years ended December 31, 1996, 1995 and 1994. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented. The yields and costs include fees which are considered adjustments to yields.


                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------------------------------
                                                    1996                             1995                           1994
                                       -----------------------------    ----------------------------    ----------------------------
                                                             AVERAGE                         AVERAGE                         AVERAGE
                                        AVERAGE               YIELD/     AVERAGE              YIELD/    AVERAGE               YIELD/
                                        BALANCE    INTEREST    COST      BALANCE    INTEREST   COST     BALANCE    INTEREST    COST
                                       --------    --------  -------    --------    --------  -----     -------    --------   ------
                                                                                  IN THOUSANDS
ASSETS:
Interest earning assets:
  Interest earning deposits and
    short-term investments ........... $ 11,536    $    702    6.09%    $ 10,020    $   539    5.38%    $ 15,296    $   680    4.45%
  Loans receivable, net ..............  129,233      10,059    7.78      114,403      9,209    8.05      107,051       8,327   7.78
  Securities held to maturity ........    3,523         200    5.68       53,033      3,172    5.98       48,088       2,628   5.46
  Securities available-for-sale (1)...   67,636       4,497    6.65        3,593        216    6.01        3,747         198   5.28
                                       --------    --------    ----     --------    -------    ----     --------    --------   ----
    Total interest earning assets ....  211,928      15,458    7.29      181,049     13,136    7.26      174,182      11,833   6.79
                                                   --------    ----                 -------    ----                 --------   ----
 Noninterest earning assets ..........    4,763                            7,325                           7,175
                                       --------                         --------                        --------
    Total assets ..................... $216,691                         $188,374                        $181,357
                                       ========                         ========                        ========
LIABILITIES AND EQUITY:
Interest bearing liabilities:

 Money market deposit accounts ....... $ 21,829         647    2.96     $ 20,615        710    3.44     $ 20,471         595   2.91
 Savings accounts ....................   32,695         811    2.48       35,738        887    2.48       50,794       1,268   2.50
 NOW accounts ........................   18,382         424    2.31       16,963        401    2.25       18,335         425   2.25
 Non-interest bearing checking
   accounts ..........................    4,837          --      --        4,157         --      --        3,462          --     --
 Certificate accounts ................   95,755       5,266    5.50       88,096      4,782    5.43       70,703       2,884   4.08
                                       --------    --------    ----     --------    -------    ----     --------    --------   ----
   Total .............................  173,498       7,148    4.12      165,569      6,780    4.09      163,765       5,172   3.16
FHLB advances ........................   12,417         810    6.52        2,646        170    6.42           --          --     --
                                       --------    --------    ----     --------    -------    ----     --------    --------   ----
  Total interest bearing liabilities .  185,915       7,958    4.28      168,215      6,950    4.13      163,765       5,172   3.16
                                                   --------    ----                 -------    ----                 --------   ----
Noninterest bearing liabilities ......    2,159                            3,152                           1,938
Stockholders' equity .................   28,617                           17,007                          15,654
                                       --------                         --------                        --------
  Total liabilities and stockholders'
    equity ........................... $216,691                         $188,374                        $181,357
                                       ========                         ========                        ========
Net interest income before
  provision for loan losses ..........             $  7,500                         $ 6,186                          $ 6,661
                                                   ========                         =======                          =======
Net interest rate spread .............                         3.01%                           3.13%                           3.63%
Net interest margin ..................                         3.54%                           3.42%                           3.82%
Ratio of interest earning assets to
  interest bearing liabilities .......  113.99%                          107.63%                         106.36%
                                       ========                         ========                        ========

------------
(1) Average balances are based on amortized or historical cost.

RATE/VOLUME ANALYSIS

     The following table presents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to:
(i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


                                                 YEAR ENDED DECEMBER 31, 1996     YEAR ENDED DECEMBER 31, 1995
                                                         COMPARED WITH                    COMPARED WITH
                                                 YEAR ENDED DECEMBER 31, 1995     YEAR ENDED DECEMBER 31, 1994
                                                 ----------------------------     ----------------------------
                                                 INCREASE (DECREASE)               INCREASE (DECREASE)
                                                       DUE TO                            DUE TO
                                                 --------------------             --------------------
                                                 VOLUME      RATE       NET        VOLUME     RATE        NET
                                                 ------      ----       ---       --------   ------      -----
                                                                        IN THOUSANDS
INTEREST EARNING ASSETS:
 Interest-earning deposits and short-term
  investments ................................   $   87     $  76     $  163       $(359)    $  218    $ (141)
 Loans receivable, net .......................    1,141      (291)       850         584        298       882
 Securities held-to-maturity .................   (2,821)     (151)    (2,972)        283        261       544
 Securities available-for-sale ...............    4,240        41      4,281          (9)        27        18
                                                 ------     -----     ------       -----     ------    ------
   Total interest-earning assets .............    2,647      (325)     2,322         499        804     1,303
                                                 ------     -----     ------       -----     ------    ------
INTEREST BEARING LIABILITIES:
 Money market deposit accounts ...............       46      (109)       (63)          3        112       115
 Savings accounts ............................      (75)       (1)       (76)       (374)        (7)     (381)
 NOW accounts ................................       32        (9)        23         (13)       (11)      (24)
 Certificate accounts ........................      420        64        484         809      1,089     1,898
                                                 ------     -----     ------       -----     ------    ------
   Total .....................................      423       (55)       368         425      1,183     1,608
 FHLB advances ...............................      637         3        640          --        170       170
                                                 ------     -----     ------       -----     ------    ------
   Total interest bearing liabilities ........    1,060       (52)     1,008         425      1,353     1,778
                                                 ------     -----     ------       -----     ------    ------
Net change in net interest income ............   $1,587     $(273)    $1,314       $  74     $ (549)   $ (475)
                                                 ======     =====     ======       =====     ======    ======

     An Interest Rate Sensitivity Analysis approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk (in the event of an assumed change in interest rates) is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must make a deduction for total capital available to meet risk-based capital requirements. The amount of that deduction is one-half of the difference between (i) the institutions actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (ii) its "normal" level of exposure which is 2% of the present value of its assets. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk reduction determination. It is uncertain as to when this evaluation may be completed. Savings institutions, however, with less than $300 million in assets and a total risk-based capital ratio in excess of 12%, such as the Bank, are generally not subject to this requirement. If the Bank had been subject to this requirement at December 31, 1996, its interest rate risk would have been considered "normal" and no adjustment to its risk-based capital would have been required.

     The following table sets forth, at December 31, 1996, an analysis of the Bank's interest rate risk as measured by the estimated changes in the NPV resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus) 400 basis points, measured in 100 basis point increments).

                                         NET PORTFOLIO VALUE
 CHANGE IN INTEREST RATES  ----------------------------------------------------
     IN BASIS POINTS                          CHANGE               CHANGE
      (RATE SHOCK)          AMOUNT               $                    %
 ------------------------  --------           -------              -------
                                   IN THOUSANDS

           400              $16,218          $(17,394)             (52.0)%
           300               20,616           (12,907)             (39.0)
           200               25,128            (8,395)             (25.0)
           100               29,519            (4,004)             (12.0)
           --                33,523                --               --
          (100)              36,740             3,216               10.0
          (200)              38,880             5,357               16.0
          (300)              41,551             8,028               24.0
          (400)              45,169            11,645               35.0

     Certain assumptions utilized by the OTS in assessing the interest rate of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

LIQUIDITY AND CAPITAL RESOURCES

     The Bank's primary sources of funds are deposits, principal and interest payments on loans and securities and, to a lesser extent, borrowings and proceeds from the sale of securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

     The primary investing activities of the Bank are the origination of real estate and other loans and the purchase of mortgage-backed and other securities which are included in securities held to maturity and securities available for sale. During the years ended December 31, 1996, 1995 and 1994, the Bank's disbursements for loan originations totaled $57.7 million, $16.1 million and $33.6 million, respectively. For the years ended December 31, 1996, 1995 and 1994, purchases of mortgage-backed securities totaled $36.4 million, $46.6 million and $22.5 million, respectively. These activities were funded primarily by net deposit inflows, borrowings and principal repayments and prepayments on loans and securities.

     For the years ended December 31, 1996 and 1995, the Bank experienced net increases in deposits (including the effect of interest credited) of $5.1 million and $14.8 million, respectively. For the year ended December 31, 1994, the Bank had a net decrease in deposits of $7.8 million. The increase in fiscal 1996 and 1995 reflects the general increase in market interest rates which made deposit products (particularly shorter term certificates of deposit) a more attractive investment alternative of the Bank's customers and the increased marketing efforts by the Bank. Proceeds from FHLB advances were $25.0 million in 1996, $2.0 million in 1995 and none in 1994.

     The Bank may borrow funds from the FHLB subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1996, the Bank's borrowing limit from the FHLB was approximately $73.2 million, with unused borrowing capacity of $46.2 million at that date. Other sources of liquidity include borrowings under repurchase agreements and proceeds from sales of available for sale securities.

     The Bank is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity and short-term liquidity ratios are currently 5.0% and 1.0%, respectively. At December 31, 1996, the Bank's liquidity ratio was 7.4% and its short-term liquidity ratio was 3.9%.

     The Bank's most liquid assets are cash and cash equivalents, which include interest-bearing deposits and short-term highly liquid investments (such as federal funds) with original maturities of less than three months that are readily convertible to known amounts of cash. The level of these assets is dependent on the Bank's operating, financing and investing activities during any given period. At December 31, 1996 and 1995, cash and cash equivalents totaled $6.9 million and $26.3 million, respectively.

     At December 31, 1996, the Bank had outstanding loan origination commitments of $9.0 million, no undisbursed construction loans in process, and unadvanced lines of credit of $9.5 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 1996 totaled $70.7 million. Based on the Bank's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Bank.


                       WAYNE BANCORP, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                                         1996            1995
                                                                                       -------         --------
                                                                                            IN THOUSANDS
Cash and due from banks ........................................................      $  1,170        $    899
Interest-bearing deposits in other banks .......................................           523          20,563
Federal funds sold .............................................................         5,250           4,800
                                                                                      --------        --------
   Total cash and cash equivalents .............................................         6,943          26,262
Securities held to maturity, estimated market value of $3,197 in 1996
 and $3,769 in 1995 (note 3) ...................................................         3,229           3,841
Securities available for sale (note 4) .........................................        80,867          58,155
Loans receivable, net (note 5) .................................................       145,425         111,988
Premises and equipment, net (note 7) ...........................................         3,196           3,271
Real estate owned, net (note 8) ................................................           116             597
Federal Home Loan Bank of New York stock, at cost ..............................         1,568           1,568
Interest and dividends receivable (note 6) .....................................         1,901             987
Other assets (note 11) .........................................................           836           1,328
                                                                                      --------        --------
   Total assets ................................................................      $244,081        $207,997
                                                                                      ========        ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 9) ..............................................................      $178,947        $173,822
Federal Home Loan Bank advances (note 10) ......................................        27,000           2,000
Advance payments by borrowers for taxes and insurance ..........................           866             769
Other liabilities (note 11) ....................................................           357          14,107
                                                                                      --------        --------
   Total liabilities ...........................................................       207,170         190,698

Stockholders' Equity:
 Preferred stock, $0.01 par value, 2,000,000 shares authorized, none issued ....            --              --
 Common stock, $0.01 par value, 8,000,000 shares authorized, 2,231,383
  issued and outstanding at December 31, 1996 ..................................            22              --
 Paid-in capital ...............................................................        21,004              --
 Retained earnings, substantially restricted (notes 11 and 13) .................        18,060          17,394
 Unallocated common stock held by the ESOP .....................................        (1,785)             --
 Net unrealized loss on securities available for sale (note 4) .................          (390)            (95)
                                                                                      --------        --------
   Total stockholders' equity ..................................................        36,911          17,299
                                                                                      --------        --------
Commitments and contingencies (note 14) ........................................            --              --
   Total liabilities and stockholders' equity ..................................      $244,081        $207,997
                                                                                      ========        ========

          See accompanying notes to consolidated financial statements.


                       WAYNE BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                            1996            1995          1994
                                                                           -------        -------       --------
                                                                                       IN THOUSANDS
Interest income:
 Loans .................................................................   $10,059        $ 9,209       $ 8,327
 Securities held to maturity ...........................................       200          3,172         2,628
 Securities available for sale .........................................     4,497            216           198
 Short-term and other investments ......................................       702            539           680
                                                                           -------        -------       -------
   Total interest income ...............................................    15,458         13,136        11,833

Interest expense:
 Deposits (note 9) .....................................................     7,148          6,780         5,172
 Federal Home Loan Bank advances .......................................       810            170            --
                                                                           -------        -------       -------
   Total interest expense ..............................................     7,958          6,950         5,172
                                                                           -------        -------       -------
Net interest income before provision for loan losses ...................     7,500          6,186         6,661
Provision for loan losses (note 5) .....................................       200            152           316
                                                                           -------        -------       -------
Net interest income after provision for loan losses ....................     7,300          6,034         6,345

Other income (expense):
 Loan fees and service charges .........................................       227            183           156
 Net gain (loss) on sale of securities available for sale ..............        --           (363)          270
 Gain on sale of real estate owned .....................................        --            118            --
 Other .................................................................       358            337           294
                                                                           -------        -------       -------
   Total other income ..................................................       585            275           720

Other expenses:
 Compensation and employee benefits (note 12) ..........................     2,879          2,260         2,114
 Occupancy (note 14) ...................................................       376            370           376
 Equipment .............................................................       182            187           174
 Data processing services ..............................................       242            202           188
 Advertising ...........................................................       192            283           103
 Federal insurance premiums ............................................       393            368           378
 SAIF recapitalization assessment (note 17) ............................     1,031             --            --
 Real estate owned operations (note 8) .................................       157            304           174
 Other .................................................................     1,364            977           925
                                                                           -------        -------       -------
   Total other expenses ................................................     6,816          4,951         4,432
                                                                           -------        -------       -------
Income before income tax expense .......................................     1,069          1,358         2,633
Income tax expense (note 11) ...........................................       403            487           944
                                                                           -------        -------       -------
   Net income ..........................................................   $   666        $   871       $ 1,689
                                                                           =======        =======       =======

          See accompanying notes to consolidated financial statements.


                       WAYNE BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  IN THOUSANDS

                                                                                                          NET
                                                                                                      UNREALIZED
                                                                                            COMMON     (lOSS) ON
                                                                                             STOCK     SECURITIES      TOTAL
                                              PREFERRED   COMMON     PAID-IN    RETAINED   HELD BY     AVAILABLE   STOCKHOLDERS'
                                                STOCK     STOCK      CAPITAL    EARNINGS     ESOP       FOR SALE       EQUITY
                                              ---------  -------     -------    --------   -------    -----------  --------------
Balance at December 31, 1993 ...............  $   --     $   --      $   --     $14,834     $   --      $ 171         $15,005
 Net income ................................      --         --          --       1,689         --         --           1,689
 Change in net unrealized gain
  (loss) on securities available
  for sale, net of taxes ...................      --         --          --          --         --       (435)           (435)
                                              -------    ------     -------     -------     ------      -----         -------
Balance at December 31, 1994 ...............      --         --          --      16,523         --       (264)         16,259
 Net income ................................      --         --          --         871         --         --             871
 Unrealized gain on securities
  transferred from held to
  maturity to available for sale,
  net of taxes .............................      --         --          --          --         --         13              13
Change in net unrealized gain
 (loss) on securities available
 for sale, net of taxes ....................      --         --          --          --         --        156             156
                                              -------    ------     -------     -------     ------      -----         -------
Balance at December 31, 1995 ...............      --         --          --      17,394         --        (95)         17,299
 Net proceeds from stock offering,
  net of expenses of $1,272 ................      --         22      21,004          --         --         --          21,026
 Unallocated common stock
  acquired by ESOP .........................      --         --          --          --     (1,785)        --          (1,785)
 Net income ................................      --         --          --         666         --         --             666
 Change in net unrealized gain
  (loss) on securities available
  for sale, net of taxes ...................      --         --          --          --         --       (295)           (295)
                                              -------    ------     -------     -------     ------      -----         -------
Balance at December 31, 1996 ...............  $   --     $   22     $21,004     $18,060    $(1,785)     $(390)        $36,911
                                              =======    ======     =======     =======    =======      =====         =======


          See accompanying notes to consolidated financial statements.


                                            WAYNE BANCORP, INC. AND SUBSIDIARY

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                    1996             1995              1994
                                                                  --------         ---------         ---------
                                                                                 IN THOUSANDS
Cash flows from operating activities:
Net income .....................................................  $    666          $    871         $  1,689
 Adjustments to reconcile net income to net cash provided
  by operating activities:
        Provision for losses on loans and real estate owned ....       300               300              425
        Depreciation ...........................................       167               167              160
        Net accretion of discounts and amortization
         of premiums ...........................................       125                29              (99)
        Decrease in deferred loan fees .........................        22                46               29
        (Increase) in interest and dividends receivable ........      (914)             (160)            (111)
        Increase (decrease) in other assets ....................       658              (572)            (188)
        Increase (decrease) in other liabilities ...............   (13,750)           13,606               91
        Net loss on sale of real estate owned ..................        --               118               --
        (Gain) loss on sale of securities available for sale ...        --               363             (270)
                                                                  --------          --------         --------
Net cash (used in) provided by operating activities ............   (12,726)           14,768            1,726
Cash flows from investing activities:
 Purchase of securities held to maturity .......................        --           (16,273)         (22,460)
 Maturity of securities held to maturity .......................        --             6,000               --
 Purchase of securities available for sale .....................   (36,438)          (30,288)              --
 Proceeds from sales of securities available for sale ..........        --            25,100            6,179
 Proceeds from calls of securities available for sale ..........     5,500                --               --
 Principal repayments on securities held to maturity ...........       599             6,908            6,034
 Principal repayments on securities available for sale .........     7,630                82            1,781
 Net (increase) decrease in loans receivable ...................   (33,719)               --           (6,011)
 Loans purchased ...............................................       (60)             (140)          (1,396)
 Additions to premises and equipment ...........................       (92)              (30)            (154)
 Proceeds from sale of real estate owned .......................       524             1,151              563
 Sale (purchase) of Federal Home Loan Bank stock ...............        --              (201)             217
                                                                  --------          --------         --------
Net cash used in investing activities ..........................  $(56,056)         $ (7,691)        $(15,247)
                                                                  ========          ========         ========

          See accompanying notes to consolidated financial statements.


                       WAYNE BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                    1996             1995              1994
                                                                  --------          --------         --------
                                                                                 IN THOUSANDS
Cash flows from financing activities:
 Net increase (decrease) in deposits ...........................  $  5,125          $14,809         $ (7,808)
 Federal Home Loan Bank advances acquired ......................    25,000            2,000               --
 Increase (decrease) in advance payments by borrowers
  for taxes and insurance ......................................        97             (122)            (101)
 Net proceeds from issuance of common stock ....................    21,026               --               --
 Purchase of shares by ESOP ....................................    (1,785)              --               --
                                                                  --------          -------         --------
Net cash provided (used ) by financing activities ..............    49,463           16,687           (7,909)
                                                                  --------          -------         --------
Net increase (decrease) in cash and cash equivalents ...........   (19,319)          23,764          (21,430)
Cash and cash equivalents at beginning of year .................    26,262            2,498           23,928
                                                                  --------          -------         --------
Cash and cash equivalents at end of year .......................  $  6,943          $26,262         $  2,498
                                                                  ========          =======          =======
Supplemental disclosures of cash flow information--
 cash paid during the year for:
  Federal and state income taxes ...............................  $    616          $   345         $    933
                                                                  ========          =======          =======
  Interest .....................................................  $  7,813          $ 6,956         $  5,174
                                                                  ========          =======          =======
Supplemental information of noncash investing
 activities--transfer of loans receivable to
 real estate owned .............................................  $    143          $   831         $    312
                                                                  ========          =======          =======
Transfer of securities held to maturity to
 securities available for sale .................................  $     --          $51,380               --
                                                                  ========          =======          =======

          See accompanying notes to consolidated financial statements.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Wayne Bancorp, Inc. (the Company) and its wholly-owned subsidiary, Wayne Savings Bank, F.S.B. (the Bank) and the Bank's wholly-owned subsidiary, Wayne Savings Financial Services Group, Inc. (the Subsidiary). All significant intercompany accounts and transactions have been eliminated in consolidation.

  Business

     The Company conducts business primarily through the Bank, which is a federally chartered savings bank, that provides a full range of banking services to individual and corporate customers through its branches in northern New Jersey. The Bank is subject to competition from other financial institutions; it is also subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory authorities. The Subsidiary provides financial and investment planning services and market securities, life and health insurance products.

  Basis of Financial Statement Presentation

     As more fully described in Note 2, the Bank converted from a mutual to stock form of ownership on June 27, 1996 and 100% of its outstanding common stock was acquired by the Company. As a stock institution and as a result of the public offering of the stock of the holding company upon completion of its stock offering, the holding company is subject to the reporting requirements of the Securities Exchange Act of 1934.

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition for the periods then ended. Actual results could differ significantly from those estimates and assumptions.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in settlement of loans. In connection with the determination of the allowances for loan losses and real estate owned (REO), management generally obtains independent appraisals for significant properties.

  Cash and Cash Equivalents

     Cash and cash equivalents, for purposes of the consolidated statements of cash flows, consist of cash and due from banks, interest-bearing deposits in other banks and Federal funds sold.

  Federal Home Loan Bank of New York Stock

     The Bank, as a member of the Federal Home Loan Bank of New York (FHLB), is required to hold shares of capital stock of the FHLB based on a specified formula.

  Securities Held to Maturity

     Securities held to maturity are carried at the outstanding principal balance, adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are recognized using the level yield method over the estimated lives of the securities. Securities held to maturity are carried at outstanding principal balance because it is management's intention, and the Bank has the ability, to hold them to maturity.

  Securities Available for Sale

     Securities that are held for indefinite periods of time but not intended to be held to maturity are classified as available for sale. Securities held for indefinite periods of time include securities that management intends to use as

                       WAYNE BANCORP, INC. AND SUBSIDIARY
part of its asset/liability management strategy, including liquidity management strategy, and may be sold in response to changes in interest rates, liquidity needs, and other factors. Securities available for sale are carried at fair value and unrealized gains and losses, net of related tax effect, on such securities are excluded from earnings, but are included in equity. Upon realization, such gains or losses are included in earnings using the specific identification method.

     In November 1995, the Financial Accounting Standards Board issued "Special Report--A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" within which there was offered transition guidance permitting an enterprise to reassess the appropriateness of all of its securities before December 31, 1995. The Bank reassessed its classifications and on December 13, 1995, it transferred securities previously classified as held to maturity, with an amortized cost of $51,380,000, to the available for sale classification. The related unrealized gain on the securities transferred, net of related tax effect was approximately $19,000 which has been recognized and reported as a separate component of equity.

  Loans Receivable

     Loans receivable are stated at unpaid principal balance less net deferred loan origination and commitment fees and the allowance for loan losses.

     The accrual of interest income on loans is discontinued when certain factors indicate reasonable doubt as to the timely collectibility of such income (generally when loans are greater than ninety days delinquent). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Any interest subsequently collected is credited to income in the period of recovery. Loans are returned to accrual status when collectibility is no longer considered doubtful.

  Loan Origination and Commitment Fees and Related Costs

     Loan fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the level-yield method over the contractual lives of the specifically identified loans adjusted for prepayments.

  Allowance for Loan Losses

     The adequacy of the allowance for loan losses is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged off when management believes there has been permanent impairment of their carrying values.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Bank's market area. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114) and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures" (SFAS 118) were adopted prospectively by the Bank on January 1, 1995. These statements address the accounting for impaired loans and specify how allowances for loan losses related to these impaired loans should be determined. The adoption of the statements did not affect the level of the overall allowance for loan losses or the operating results of the Bank. Income recognition and charge-off policies were not changed as a result of the adoption of SFAS No. 114 and SFAS No. 118.

     The Bank has defined the population of impaired loans to be all nonaccrual commercial real estate and multi-family loans. Impaired loans are to be individually assessed to determine that the loan's carrying value is not in

                       WAYNE BANCORP, INC. AND SUBSIDIARY
excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio. There were no loans classified as impaired by the Bank at December 31, 1996 and 1995.

  Real Estate Owned

     Real estate owned (REO) acquired through foreclosure on loans secured by real estate is reported at the lower of cost or fair value, as established by a current appraisal, less estimated cost to sell. An allowance for REO has been established to record subsequent declines in estimated net realizable value. Carrying costs are generally expensed as incurred. Additions to the allowance for REO losses, and carrying costs are included in real estate owned operations, net in the consolidated statements of income.

  Premises and Equipment

     Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or leases. Repair and maintenance items are expensed and improvements are capitalized.

  Income Taxes

     The Company, and the Bank and its subsidiary file a consolidated Federal income tax return. State income tax returns are filed on a separate basis. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Pension Plan

     Pension plan costs based on the actuarial computation of current and future benefits for employees are charged to expense and funded based on the maximum amount that can be deducted for Federal income tax purposes.

  Earnings Per Share

     The Company completed its initial public offering on June 27, 1996, and accordingly, per share data is not presented for any periods prior to the year ended December 31, 1996. Earnings per share for the period June 27, 1996 to December 31, 1996 was $0.01 and was calculated by dividing net income subsequent to the date of the public offering by the average shares outstanding from such date. The average shares outstanding for the purpose of this calculation is 2,052,872.

  Stock Based Compensation

     On January 1, 1996, the Bank adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Bank has elected to apply the provisions of the Accounting Principles Board ("APB") Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123 stock based compensation as applicable. The Company has made no stock-based awards to employees or Directors during the years ended December 31, 1996 and 1995.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

  Reclassifications

     Certain amounts relating to the 1995 and 1994 consolidated financial statements have been reclassified to conform to the 1996 presentation.

(2) STOCK CONVERSION

     On June 27, 1996 the Company completed an initial public offering. The offering resulted in the sale of 2,231,383 shares of common stock including the sale of 178,511 shares to the Company's tax qualified Employee Stock Benefit Plan and Trust (the "ESOP"). Proceeds of the offering, net of expenses, were approximately $21.0 million of which $1,785,000 was loaned to the ESOP by the Company to fund the purchase of the shares.

     At the time of the Offering the Company was required to establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition appearing in the final prospectus used in connection with the conversion. The liquidation account will be maintained for the benefit of eligible account holders or supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders or supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the unlikely event of a liquidation of the Bank (a circumstance not envisioned or expected by management), each eligible account holder or supplemental eligible account holder would be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances of accounts of all eligible account holders or supplemental eligible account holders then holding qualifying deposits in the Bank. The balance of the liquidation account at December 31, 1996 was approximately $12.4 million.

(3) SECURITIES HELD TO MATURITY

     A summary of securities held to maturity at December 31, 1996 and 1995 is as follows:




                                                                                  1996
                                                                               ----------
                                                                          GROSS          GROSS       ESTIMATED
                                                          AMORTIZED    UNREALIZED     UNREALIZED      MARKET
                                                            COST          GAINS         LOSSES         VALUE
                                                          --------      --------       --------      --------
                                                                              IN THOUSANDS
Mortgage-backed securities:
 FHLMC ................................................    $1,608         $ --            $ 36         $1,572
 FNMA .................................................     1,621            4              --          1,625
                                                           ------         ----            ----         ------
                                                           $3,229         $  4            $ 36         $3,197
                                                           ======         ====            ====         ======

                                                                                  1995
                                                                               ----------
                                                                          GROSS          GROSS       ESTIMATED
                                                          AMORTIZED    UNREALIZED     UNREALIZED      MARKET
                                                            COST          GAINS         LOSSES         VALUE
                                                          --------      --------       --------      --------
                                                                              IN THOUSANDS
Mortgage-backed securities:
 FHLMC ................................................    $1,956         $ --            $ 77         $1,879
 FNMA .................................................     1,885            5              --          1,890
                                                           ------         ----            ----         ------
                                                           $3,841         $  5            $ 77         $3,769
                                                           ======         ====            ====         ======

     The contractual maturities of mortgage-backed securities generally exceed ten years; however, the effective lives are expected to be shorter due to anticipated prepayments.


                       WAYNE BANCORP, INC. AND SUBSIDIARY

(4) SECURITIES AVAILABLE FOR SALE

     A summary of securities available for sale at December 31, 1996 and 1995 is as follows:




                                                                                  1996
                                                                               ----------
                                                          ESTIMATED       GROSS          GROSS
                                                           MARKET      UNREALIZED     UNREALIZED     AMORTIZED
                                                            VALUE         GAINS         LOSSES         COST
                                                          --------      --------       --------      --------
                                                                              IN THOUSANDS
Mortgage-backed securities:
 FHLMC ...............................................    $12,282         $ 53            $ 59        $12,288
 FNMA ................................................     13,054           40             133         13,147
 GNMA ................................................     14,105            8             294         14,391
Collateralized mortgage obligations ..................      3,204           --             130          3,334
U.S. Government agenies ..............................     38,222           66             162         38,318
                                                          -------         ----            ----        -------
                                                          $80,867         $167            $778        $81,478
                                                          =======         ====            ====        =======


                                                                                  1995
                                                                               ----------
                                                          ESTIMATED       GROSS          GROSS
                                                           MARKET      UNREALIZED     UNREALIZED     AMORTIZED
                                                            VALUE         GAINS         LOSSES         COST
                                                          --------      --------       --------      --------
                                                                              IN THOUSANDS
Mortgage-backed securities:
 FHLMC ...............................................    $13,828         $100            $145        $13,873
 FNMA ................................................     13,374           62              23         13,335
 GNMA ................................................     15,244           --              17         15,261
Collateralized mortgage obligations ..................      3,156           --             178          3,334
U.S. Government agenies ..............................     12,553           52              --         12,501
                                                          -------         ----            ----        -------
                                                          $58,155         $214            $363        $58,304
                                                          =======         ====            ====        =======


     There were no sales of securities available for sale for the year ended December 31, 1996. Proceeds from sales of securities available for sale were $25,100,000 for the year ended December 31, 1995 with gross realized gains of $90,000 and gross realized losses of $453,000. Proceeds from sales of securities available for sale were $6,179,000 during the year ended December 31, 1994 with gross realized gains of $270,000.

     The amortized cost and estimated fair value of debt securities available for sale at December 31, 1996 by contractual maturity, are shown below:

                                                  AMORTIZED   ESTIMATED FAIR
                                                    COST           VALUE
                                                  ---------   --------------
                                                        IN THOUSANDS
Due in one year through five years ...........   $36,993         $36,941
Due after ten years ..........................     4,659           4,485
                                                 -------         -------
                                                 $41,652         $41,426
                                                 =======         =======

     Mortgage-backed securities totalled $40,000,000 at December 31, 1996. The contractual maturities of mortgage-backed securities generally exceed ten years; however, the effective lives are expected to be shorter due to anticipated prepayments.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(5) LOANS RECEIVABLE, NET

     A summary of loans receivable at December 31, 1996 and 1995 is as follows:

                                                         1996          1995
                                                        ------        -----
                                                            IN THOUSANDS
Real estate mortgage:
 Conventional one-to-four family .................    $113,701       $ 87,579
 Multi-family ....................................         185            195
 Commercial ......................................       7,069          3,636
Home equity loans ................................      24,394         20,964
Commercial business loans ........................         644             --
Student loans ....................................         460            462
Passbook loans ...................................         616            754
Auto loans .......................................         158             --
Personal loans ...................................          23             --
                                                      --------       --------
    Total loans ..................................     147,250        113,590
Less:
 Deferred loan fees ..............................          36             13
 Allowance for loan losses .......................       1,789          1,589
                                                      --------       --------
 .................................................    $145,425       $111,988
                                                      ========       ========


     At December 31, 1996, 1995 and 1994 loans in the amount of $2,076,000, $2,450,000 and $3,645,000, respectively, were on a nonaccrual status. If these loans had continued to realize interest in accordance with their contractual terms, approximately $184,000, $253,000 and $310,000 of interest income would have been realized for the years ended December 31, 1996, 1995 and 1994, respectively. Interest income realized on nonaccrual loans was $61,000, $160,000 and $105,000, respectively for the years ended December 31, 1996, 1995 and 1994.

     A summary of loans to directors and officers for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                           1996           1995          1994
                                           ----           ----          ----
                                                     IN THOUSANDS

Balance at beginning of year ............  $910           $901           $577
Additions ...............................   130            105            357
Payments ................................   220             96             33
                                           ----           ----           ----
Balance at end of year ..................  $820           $910           $901
                                           ====           ====           ====


     The terms and conditions of loans to directors and officers are no less favorable to the Bank than they would have been for similar transactions with other borrowers.

     An analysis of the allowance for loan losses for the years ended December 31, 1996, 1995, and 1994 is as follows:

                                             1996         1995          1994
                                             ----         ----          ----
                                                     IN THOUSANDS

Balance at beginning of year               $1,589        $1,543         $1,237
Provision charged to operations               200           152            316
Loans charged off                              --          (106)           (10)
                                           ------        ------         ------
Balance at end of year                     $1,789        $1,589         $1,543
                                           ======        ======         ======

                       WAYNE BANCORP, INC. AND SUBSIDIARY

     The Financial Accounting Standards Board has issued SFAS Nos. 114 and 118. The new statements, which are effective for financial statements issued for fiscal years beginning after December 15, 1994, require impaired loans to be measured at the present value of expected future cash flows by discounting those cash flows generally at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The new statements also require troubled debt restructurings involving a modification of terms to be remeasured on a discounted basis. The Bank adopted these statements on January 1, 1995. The adoption of these statements did not have a material impact on results of operations or financial position, since the Bank had no loans classified as impaired at December 31, 1996 and 1995.

(6) INTEREST AND DIVIDENDS RECEIVABLE

     A summary of interest and dividends receivable at December 31, 1996 and 1995 is as follows:



                                                                    1996           1995
                                                                  ------          ------
                                                                        IN THOUSANDS
Loans, net of reserve for uncollected interest of $456
 in 1996 and $345 in 1995 ......................................   $  704           $569
Securities held to maturity and securities available
 for sale ......................................................    1,197            393
Other interest earning assets ..................................       --             25
                                                                   ------           ----
                                                                   $1,901           $987
                                                                   ======           ====


(7) PREMISES AND EQUIPMENT, NET

     Premises and equipment, net at December 31, 1996 and 1995 are summarized as follows:


                                                                   1996            1995
                                                                  ------          ------
                                                                       IN THOUSANDS
Land ...........................................................   $  497         $  497
Buildings and improvements .....................................    2,796          2,776
Leasehold improvements .........................................      325            281
Furnishings and equipment ......................................      962            934
                                                                   ------         ------
    Total ......................................................    4,580          4,488
Accumulated depreciation and amortization ......................    1,384          1,217
                                                                   ------         ------
                                                                   $3,196         $3,271
                                                                   ======         ======

     Depreciation of premises and equipment charged to occupancy expense for the years ended December 31, 1996, 1995, and 1994 amounted to $167,000, $167,000 and
$160,000, respectively.

(8) REAL ESTATE OWNED, NET

     A summary of REO net, at December 31, 1996 and 1995 is as follows:


                                                                   1996            1995
                                                                  ------          ------
                                                                       IN THOUSANDS
Total real estate owned .........................................   $ 290        $ 766
Allowance for losses ............................................    (174)        (169)
                                                                    -----        -----
                                                                    $ 116        $ 597
                                                                    =====        =====

                       WAYNE BANCORP, INC. AND SUBSIDIARY

     An analysis of the allowance for REO losses for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                             1996          1995          1994
                                           -------        ------        ------
                                                       IN THOUSANDS

Balance, beginning of year ..............   $ 169          $ 240         $ 221
Provision charged to income .............     100            148           109
Charge-offs .............................    (121)          (229)          (90)
Recoveries ..............................      26             10            --
                                            -----          -----         -----
Balance, end of period ..................   $ 174          $ 169         $ 240
                                            =====          =====         =====


(9) DEPOSITS

         Deposit account balances at December 31, 1996 and 1995 are summarized as follows:

                                   CURRENT STATED RATE
                                            AT
                                    DECEMBER 31, 1996   1996          1995
                                    -----------------  ------        ------
                                                   IN THOUSANDS
Noninterest bearing demand
  accounts ..........................        --       $ 6,549        $ 4,699
NOW accounts ........................      2.25%       20,063         17,958
Money market deposit accounts ....... 2.50-3.05        20,633         23,120
Savings accounts ....................      2.50        31,955         32,661
Club accounts .......................      2.50           205            208
                                                     --------       --------
                                                       79,405         78,646
                                                     --------       --------

Certificates of deposit ............. 3.01-4.00           331          1,474
                                      4.01-5.00        14,310         18,028
                                      5.01-6.00        80,829         44,122
                                      6.00-7.00         4,053         31,525
                                      7.01-over            --              8
                                                     --------       --------
Total certificates of deposit .......                  99,523         95,157
Accrued interest payable ............                      19             19
                                                     --------       --------
                                                     $178,947       $173,822
                                                     ========       ========


     The overall weighted average interest rate on deposits at December 31, 1996, 1995 and 1994 was 4.12%, 3.66% and 3.10%, respectively.

     The aggregate amount of certificates of deposit in denominations of $100,000 or more totaled $7,818,000 and $5,952,000 at December 31, 1996, and
1995, respectively. Deposits over $100,000 are not insured by the Federal Deposit Insurance Corporation.

     At December 31, 1996 certificates of deposit have scheduled maturities as follows:

                                                              IN THOUSANDS

     One year or less ......................................     $70,702
     One year to three years ...............................      26,656
     Three years or more ...................................       2,165
                                                                 -------
                                                                 $99,523
                                                                 =======

                       WAYNE BANCORP, INC. AND SUBSIDIARY

     Interest expense on deposits for the years ended December 31, 1996, 1995 and 1994 is summarized as follows:

                                            1996           1995           1994
                                           ------          ------        ------
                                                      IN THOUSANDS

NOW and money market demand accounts ...   $1,071         $1,111         $1,020
Savings accounts and certificates
  of deposit ...........................    6,077          5,669          4,152
                                           ------         ------         ------
                                           $7,148         $6,780         $5,172
                                           ======         ======         ======

     At December 31, 1996, the Bank had pledged approximately $671,000 of mortgage-backed securities as collateral for municipal deposits.

(10) BORROWED FUNDS

     Borrowed funds at December 31, 1996 and 1995 are summarized as follows:

                                                       1996           1995
                                                      ------         ------
                                                           IN THOUSANDS
Maturity:
 Due in one year or less                              $ 1,000        $    --
 Due in one year through five years                    26,000          2,000
                                                      -------        -------
                                                      $27,000        $ 2,000
                                                      =======        =======

     The interest rates on the above borrowings are fixed and range from 6.48% to 6.86% The Bank may borrow funds from the FHLB subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1996, the Bank's borrowing limit from the FHLB was approximately $73.2 million, with unused borrowing capacity of $46.2 million at that date.

     The Bank, under an agreement with the FHLB, may receive advances for various terms at prevailing interest rates at the time of the advance. Such advances are collateralized by FHLB stock and securities held in safekeeping at the FHLB.

(11) INCOME TAXES

     Income tax expense for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                                             1996           1995         1994
                                            ------         ------       ------
                                                       IN THOUSANDS
    Current:
     Federal .............................   $421           $422        $  942
     State ...............................     38             36            85
                                             ----           ----        ------
                                              459            458         1,027
    Deferred .............................    (56)            29           (83)
                                             ----           ----        ------
                                             $403           $487        $  944
                                             ====           ====        ======

                       WAYNE BANCORP, INC. AND SUBSIDIARY

     The following table presents a reconciliation between the effective income tax expense and the computed "expected" Federal income tax expense which is computed by applying the normal Federal income tax rate of 34% to income before income tax expense for the years ended December 31, 1996, 1995 and 1994, respectively.


                                                                    1996          1995           1994
                                                                    ----          ----           ----
                                                                          IN THOUSANDS
Computed "expected" Federal income tax expense ...................  $363           $462           $895
Increase (decrease) in taxes resulting from:
New Jersey savings institution tax, net of Federal
 income tax effect ...............................................    30             24             56
Other items, net .................................................    10              1             (7)
                                                                    ----           ----           ----
Income tax expense ...............................................  $403           $487           $944
                                                                    ====           ====           ====
Effective tax rate ...............................................  37.7%          36.0%          36.0%


     Retained earnings at December 31, 1996 includes approximately $4,517,000 of income that has not been subject to tax because of deductions for bad debts allowed for income tax purposes. Deferred income taxes have not been provided on such bad debt deductions since the Company does not intend to use the accumulated bad debt deductions for purposes other than to absorb loan losses. If this portion of retained earnings is used for any purpose other than to absorb bad debt losses, taxes would be imposed on such amounts. If triggered, the tax liability related to the appropriated earnings would have been $1,626,000 at December 31, 1996.

     Legislation was enacted in 1996, which repealed, for tax purposes, the percentage of taxable income bad debt reserve method. The Bank is required to recapture the post 1987 build up to its tax bad debt reserves. This deferred tax liability has been accrued for under SFAS 109.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are as follows: 1996 1995


                                                                                1996             1995
                                                                                ----             ----
                                                                                    IN THOUSANDS
Deferred tax assets:
 Allowance for loan losses--book ...........................................     $620           $541
 Nonaccrual loan interest ..................................................       78             87
 Unrealized loss on securities available for sale ..........................      219             53
 Other .....................................................................        3             10
                                                                                 ----           ----
    Total gross deferred tax assets ........................................      920            691
                                                                                 ----           ----
Deferred tax liabilities:
 Allowance for loan losses--tax ............................................      317            263
 Bank premises, furniture and equipment, principally due to
  differences in depreciation ..............................................      123            135
 Other .....................................................................       31             66
                                                                                 ----           ----
    Total gross deferred tax liabilities ...................................      471            464
                                                                                 ----           ----
    Net deferred tax asset .................................................     $449           $227
                                                                                 ====           ====


     Management believes it is more likely than not that the Company will realize the benefit of net deductible temporary differences and that such net deductible temporary differences will reverse during periods in which the Company generates net taxable income. Management has projected that the Company will generate sufficient taxable income to utilize the net deferred tax asset and no valuation allowance is considered necessary.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(12) BENEFIT PLANS

  Defined Benefit Pension Plan

     The Bank has a qualified, noncontributory defined benefit pension plan (the
Plan) covering all eligible employees. Retirement benefits are based on a formula utilizing years of service and average monthly compensation. It is the Bank's policy to fund the Plan for the maximum amount that can be deducted for Federal income tax purposes, subject to the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

     The following table sets forth the Plan's funded status and amounts recognized in the Bank's consolidated financial statements at December 31, 1996 and 1995:


                                                                                1996           1995
                                                                               ------         ------
                                                                                   IN THOUSANDS
Actuarial present value of benefit obligations at December 31:
 Accumulated benefit obligation including vested benefits of
  $398 and $698 at December 31, 1996 and 1995,
  respectively ..............................................................   $ 417          $ 724
                                                                                 ====           ====
 Projected benefit obligation for service rendered to date ..................    (611)          (840)
 Plan assets at fair value, primarily certificates of deposit held at
  other banks at December 31 ................................................     595            937
                                                                                 ----           ----
Plan assets (less than) in excess of projected benefit obligation ...........     (16)            97
Unrecognized net (gain) obligation ..........................................      17            (78)
Unrecognized net loss subsequent to transition ..............................       7             10
                                                                                 ----           ----
 Prepaid asset (included in other assets) ...................................    $  8           $ 29
                                                                                 ====           ====

     Net periodic pension cost includes the following components for the years ended December 31, 1996, 1995, and 1994, respectively:

                                                                  1996          1995           1994
                                                                 ------        ------         ------
                                                                          IN THOUSANDS
Service cost .................................................    $ 78           $ 82           $ 78
Interest cost ................................................      49             59             56
Return on plan assets ........................................     (31)           (56)           (52)
Amortization of net obligation ...............................       3              4              6
Deferred asset loss ..........................................     (23)            --             --
Settlement charge ............................................      12             --             --
                                                                  ----           ----           ----
 Net periodic pension cost ...................................    $ 88           $ 89           $ 88
                                                                  ====           ====           ====

     The discount rate and rate of increase in future compensation levels used in computing the actuarial present value of the projected benefit obligation were 7.5% and 5.5% in 1996 and 7.0% and 5.0% in 1995 and 1994, respectively. The expected long-term rate of return on assets was 7% for all years.

  Employee Savings Plan

     The Bank has an employee savings plan (the Savings Plan), pursuant to
Section 401(k) of the Internal Revenue Code, for all eligible employees. The Bank matches 50% of employee contributions up to the first 6% of an employee's salary. The Bank's contribution during the years ended December 31, 1996, 1995, and 1994 amounted to $32,000, $33,000, and $30,000, respectively.

  Consultation and Retirement Plan for Non-Employee Directors

     Effective June 27, 1996, Wayne Savings Bank adopted the Wayne Savings Bank, F.S.B. Consultation and Retirement Plan for Non-Employee Directors ("the Plan"). The Plan is intended to promote the interest of Wayne

                       WAYNE BANCORP, INC. AND SUBSIDIARY

Savings Bank, F.S.B., and its affiliates by providing for the continuing advice of retiring eligible members of its Board of Directors and the Board of Directors of Wayne Bancorp, Inc., the holding company of Wayne Savings Bank, F.S.B., and to provide such eligible members with retirement income.

     The following table sets forth the Plan's funded status and amounts recognized in the Bank's consolidated financial statement at December 31, 1996.

                                                              DECEMBER 31, 1996
                                                              -----------------
                                                                 IN THOUSANDS

    Vested benefit obligations ..............................      $ (89)
    Accumulated benefit obligations .........................       (106)

    Projected benefit obligations ...........................      $(106)
    Fair value of plan assets ...............................         --
                                                                   -----
    Funded status ...........................................       (106)
    Unrecognized prior service costs ........................         86
    Unrecognized net (gain) loss ............................         (2)
                                                                   -----
    (Accrued) prepaid pension cost ..........................      $ (22)
                                                                   =====


     Net periodic pension cost, utilizing a 7.25% discount rate, includes the following components for the year ended December 31, 1996:

                                                        JUNE 27, 1996 TO
                                                        DECEMBER 31, 1996
                                                        -----------------
                                                           IN THOUSANDS

Service cost ...........................................       $16
Interest cost ..........................................         3
Amortization of unrecognized prior service costs .......         3
                                                               ---
Net periodic pension costs .............................       $22
                                                               ===

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

     The Company used a portion of the net proceeds for a loan directly to the Bank for the ESOP to enable the ESOP to purchase 8% of the Common Stock in the Conversion. Based upon the issuance of 2,231,383 shares, the amount of the loan to the ESOP is $1,785,000, to be repaid over a ten year period at an interest rate of 8.25%. No shares were allocated in 1996.

(13) REGULATORY CAPITAL REQUIREMENTS

     OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1996, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

     Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the Bank's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a Tier 1 (core) capital ratio of a least 5.0%; a Tier 1 risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%.

     The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

                        WAYNE BANCORP INC. AND SUBSIDIARY

     Management believes that, as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

     OTS regulations impose limitations on all capital distributions, such as cash dividends, payments to repurchase or otherwise acquire shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital.

     The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1996 and 1995, compared with the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well-capitalized institution.


                                                                               OTS REQUIREMENTS
                                                                -------------------------------------------
                                                                  MINIMUM CAPITAL      FOR CLASSIFICATION
                                          BANK ACTUAL                ADEQUACY          AS WELL CAPITALIZED
                                     -----------------------    ------------------    ---------------------
                                      AMOUNT         RATIO      AMOUNT      RATIO     AMOUNT          RATIO
                                     -------        --------    -------     ------    -------         -----
                                                                    IN THOUSANDS
December 31, 1996

Tangible capital ................    $26,647        10.89%      $3,671       1.50%    $ 7,342          3.00%
Tier 1 (core) capital ...........     26,647        10.89        7,342       3.00      12,236          5.00
Risk-based:
 Tier 1 .........................     26,647        26.75        3,985       4.00       5,977          6.00
 Total ..........................     26,951        27.05        7,970       8.00       9,962         10.00

December 31, 1995

Tangible capital ................    $17,394         8.34%      $3,128       1.50%    $ 6,255          3.00%
Tier 1 (core) capital ...........     17,394         8.34        6,256       3.00      10,426          5.00
Risk-based:
 Tier 1 .........................     17,394        22.13        3,144       4.00       4,715          6.00
 Total ..........................     18,383        23.38        6,287       8.00       7,859         10.00


(14) COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

  Commitments

     The Bank is party to financial instruments and commitments with off-balance-sheet credit risk in the normal course of business. These financial instruments and commitments include unused home equity lines of credit, commitments to extend credit, and commitments to purchase securities. These commitments and instruments involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements.

     The Bank's maximum exposure to credit losses in the event of nonperformance by the other party to these financial instruments and commitments is represented by the contractual amount. The Bank uses the same credit policies in granting commitments and conditional obligations as it does for financial instruments recorded in the consolidated statements of financial condition.

                        WAYNE BANCORP INC. AND SUBSIDIARY

     At December 31, 1996 and 1995 financial instruments and commitments whose contractual amounts represent off-balance-sheet credit risk are as follows:

                                                           1996           1995
                                                          ------         ------
                                                             IN THOUSANDS

Unused home equity lines of credit
 (primarily floating rate) ...........................    $9,541         $7,868
Commitments to extend credit:
 To originate mortgage loans
  Fixed rate .........................................     2,629            829
  Variable rate ......................................     6,333            447
 To purchase mortgage loans:
  Fixed rate .........................................        --          1,400

     Interest rates on commitments to originate fixed rate mortgage loans ranged from 6.75% to 8.50% and 7.63% to 7.75% at December 31, 1996 and 1995,
respectively. Such commitments are generally for a sixty day term.

     The Bank leases certain branch offices under operating leases. At December 31, 1996, the minimum rental commitments for noncancellable leases with initial or remaining terms of more than one year and expiring through 2011 are as follows:

                                                            IN THOUSANDS

Year ended December 31,
1997 ....................................................     $  133
1998 ....................................................        137
1999 ....................................................        142
2000 ....................................................        146
2001 ....................................................         87
Thereafter ..............................................        359
                                                              ------
                                                              $1,004
                                                              ======

     Rental expense under operating leases, included in occupancy expense in the consolidated statements of income was $253,000, $249,000 and $239,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

  Contingencies

     In the normal course of business, there are various outstanding legal proceedings, claims, commitments and contingent liabilities such as commitments to extend credit which are not included in the accompanying consolidated financial statements. In the opinion of management, the financial condition, results of operations and liquidity of the Company and its subsidiary will not be materially affected by the outcome of such legal proceedings and claims or by such commitments and contingent liabilities.

  Concentrations of Credit Risk

     A substantial portion of the Bank's loans are one- to four-family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of REO are susceptible to changes in real estate market conditions.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments for which it is practical to estimate those values.

  Cash and Cash Equivalents

     For cash and due from Banks, interest-bearing deposits in other banks and Federal funds sold, the carrying amount approximates fair value.

                        WAYNE BANCORP INC. AND SUBSIDIARY

  Securities Held to Maturity and Securities Available for Sale

     The fair value of securities held to maturity and securities available for sale was based on quoted market prices or dealer quotes, if available. If a quoted market price or dealer quote was not available, fair value was estimated using quoted market prices of similar securities.

  Federal Home Loan Bank of New York Stock

     The fair value for FHLB stock is its carrying value, since this is the amount for which it could be redeemed. There is no active market for this stock and the Bank is required to maintain a minimum balance based on the unpaid principal of home mortgage loans.

  Loans

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans were segregated by type. Each loan category was further segmented into fixed and adjustable rate interest terms. Fair value of adjustable rate mortgage loans was determined to approximate their carrying value.

     The fair value of fixed rate loans was determined by discounting the scheduled cash flows through the contractual maturity, adjusted for estimated prepayments, using estimated market discount rates that reflect the risk inherent in the loan type, taking into account the credit grade and maturity.

     The fair value of nonperforming loans was determined by discounting the estimated future cash flows after adjusting for collection costs and risk of nonpayment.

  Deposit Liabilities

     The fair value of deposits with no stated maturity, such as savings, noninterest bearing demand, NOW and money market deposit accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

  Federal Home Loan Bank Advances

     The fair value of Federal Home Loan Bank advances approximates the carrying value.

     The estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995 are presented in the following table. Since the fair value of off-balance-sheet commitments are not material, these disclosures are not included.


                                                                  1996                            1995
                                                       ---------------------------     --------------------------
                                                       CARRYING VALUE   FAIR VALUE     CARRYING VALUE  FAIR VALUE
                                                       --------------   ----------     --------------  ----------
                                                                              IN THOUSANDS
Financial assets:
 Cash and cash equivalents ........................      $  6,943      $  6,943          $ 26,262      $ 26,262
 Securities held to maturity ......................         3,229         3,197             3,841         3,769
 Securities available for sale ....................        80,867        80,867            58,155        58,155
 Federal Home Loan Bank of New York stock .........         1,568         1,568             1,568         1,568
 Loans receivable .................................       145,425       148,240           111,988       113,963
Financial liabilities:
 Deposits .........................................       178,947       179,695           173,822       174,278
Federal Home Loan Bank advances ...................        27,000        27,332             2,000         2,000


  Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

     These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(16) PARENT COMPANY FINANCIAL INFORMATION

     Wayne Bancorp, Inc. (the parent company) was incorporated for the purpose of acquiring the Bank in connection with the Bank's conversion from a mutual form of ownership to a stock form of ownership. The following information on the parent only financial statements as of December 31, 1996 and for the period June 27, 1996 to December 31, 1996, should be read in conjunction with the notes to the consolidated financial statements.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

        CONDENSED STATEMENTS OF FINANCIAL CONDITION (PARENT COMPANY ONLY)

                                     ASSETS
                                                                        1996
                                                                        ----
                                                                    IN THOUSANDS

Cash and due from banks ...........................................    $   265
Investment in Wayne Savings Bank, F.S.B ...........................     26,257
Other assets ......................................................     10,485
                                                                       -------
Total Assets ......................................................    $37,007
                                                                       =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities .................................................    $    96
                                                                       -------
Stockholders' equity:
Common stock ......................................................         22
Paid-in capital ...................................................     21,004
Unallocated ESOP shares ...........................................     (1,785)
Retained earnings .................................................     17,670
                                                                       -------
Total stockholders' equity ........................................     36,911
                                                                       -------
Total liabilities and stockholders' equity ........................    $37,007
                                                                       =======

              CONDENSED STATEMENTS OF INCOME (PARENT COMPANY ONLY)

                                                               FOR THE PERIOD
                                                              JUNE 27, 1996 TO
                                                              DECEMBER 31, 1996
                                                              -----------------
                                                                IN THOUSANDS
Income:
 Equity in earnings (loss) of subsidiary ...................      $(119)
 Interest Income ...........................................        337
                                                                  -----
   Total income ............................................        218
                                                                  -----
Expenses:
 Legal and professional fees ...............................         84
 Other expenses ............................................         19
                                                                  -----
   Total expenses ..........................................        103
                                                                  -----
 Income before income tax expense ..........................        115
 Income tax expense ........................................         94
                                                                  -----
 Net Income ................................................      $  21
                                                                  =====

                       WAYNE BANCORP, INC. AND SUBSIDIARY

                  STATEMENT OF CASH FLOWS (PARENT COMPANY ONLY)


                                                             FOR THE PERIOD
                                                            JUNE 27, 1996 TO
                                                            DECEMBER 31, 1996
                                                            -----------------
                                                              IN THOUSANDS
Cash flows from operating activities:
 Net income ..............................................       $    21
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in earnings of subsidiary .......................            119
  Increase in other assets ...............................        (10,485)
  Increase in other liabilities ..........................             96
                                                                 --------
Net cash used in operating activities ....................        (10,249)
                                                                 --------
Cash flows from investing activities:
 Investment in subsidiary ................................         (8,727)
 ESOP loan to subsidiary .................................         (1,785)
                                                                 --------
Net cash used in investing activities ....................        (10,512)
                                                                 --------
Cash flows from financing activities:
 Proceeds from issuance of common stock ..................         21,026
                                                                 --------
Net change in cash and cash equivalents ..................            265
Cash and cash equivalents at beginning of year ...........            --
                                                                 --------
Cash and cash equivalents at end of year .................       $    265
                                                                 ========

(17) SAVINGS ASSOCIATION INSURANCE FUND (SAIF) RECAPITALIZATION ASSESSMENT

     On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 (the "Funds Act") which, among other things, imposes a special one-time assessment on SAIF member institutions, including the Bank, to recapitalize the SAIF. As required by the Funds Act, the FDIC imposed a special assessment of 65.7 basis points on SAIF assessable deposits held as of March 31, 1995, payable November 27, 1996. The special assessment was recognized as an expense in the third quarter of 1996 and is tax deductible. The Bank incurred a pre tax charge of $1.0 million as a result of the FDIC special assessment.

     The Funds Act also spreads the obligations for payment of the Financing Corporation ("FICO") bonds across all SAIF and BIF members. Beginning January 1, 1997, BIF deposits will be assessed for FICO payments at a rate of 20% of the rate assessed on SAIF deposits. Based on current estimates by the FDIC, BIF deposits will be assessed a FICO payment of 1.3 basis points, while SAIF deposits will pay an estimated 6.5 basis points on the FICO bonds. Full pro rata sharing of the FICO payments between BIF and SAIF members will occur on the earlier of January 1, 2000 or the date the BIF and SAIF are merged. The Funds Act specifies that the BIF and SAIF will be merged on January 1, 1999 provided no savings associations remain as of that time.

     As a result of the Funds Act, and recently passed legislation, SAIF assessments will be lowered to 0 to 27 basis points effective January 1, 1997, a range comparable to that of BIF members. However, SAIF members will continue to make the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an on-going basis, whether the savings association charter will be eliminated, or whether the BIF and SAIF will eventually be merged. The Bank paid $393,000, $368,000 and $378,000 in Federal deposit insurance premiums for the fiscal years ended December 31, 1996, 1995 and 1994, respectively.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(18) SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The results of operations on a quarterly basis are presented in the following tables:


                                                                      1996
                                               ---------------------------------------------------
                                               FOURTH          THIRD         SECOND         FIRST
                                               QUARTER        QUARTER        QUARTER       QUARTER
                                               -------        -------        -------       -------
                                                      IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
Interest income ...........................    $4,513        $ 4,079        $3,457         $3,409
Interest expense ..........................     2,269          2,057         1,800          1,832
                                               ------        -------        ------         ------
Net interest income .......................     2,244          2,022         1,657          1,577
Provision for loan losses .................        65             50            50             35
Noninterest income ........................       144            171           140            130
Noninterest expense .......................     1,303          3,093         1,259          1,161
Income tax expense (benefit) ..............       385           (336)          168            186
                                               ------        -------        ------         ------
Net income (loss) .........................    $  635        $  (614)       $  320         $  325
                                               ======        =======        ======         ======
Net income (loss) per share ...............    $ 0.31        $ (0.30)       $  --          $  --
                                               ======        =======        ======         ======


                                                                     1995
                                               --------------------------------------------------
                                               FOURTH          THIRD         SECOND         FIRST
                                               QUARTER        QUARTER        QUARTER       QUARTER
                                               -------        -------        -------       -------
                                                     IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Interest income ...........................    $3,337         $3,346        $3,284         $3,169
Interest expense ..........................     1,863          1,860         1,781          1,446
                                               ------        -------        ------         ------
Net interest income .......................     1,474          1,486         1,503          1,723
Provision for loan losses .................        75             --             2             75
Noninterest income (loss) .................      (254)           182           212            135
Noninterest expense .......................     1,134          1,262         1,318          1,237
Income tax expense (benefit) ..............        (1)           148           141            199
                                               ------        -------        ------         ------
Net income ................................    $   12         $  258        $  254         $  347
                                               ======        =======        ======         ======

(19) RECENT ACCOUNTING PRONOUNCEMENTS

     In June, 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125). SFAS 125 amends portions of SFAS 115, amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS 65, and supersedes SFAS 122. The statement provides consistent standards for distinguishing transfers of financial assets which are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The statement also defines accounting treatment for servicing assets and other retained interest in the assets that are transferred. As issued, SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. In December, 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provision of FASB Statement No. 125"; an amendment of FASB Statement No. 125" which defers for one year the effective date (a) of Paragraph 15 of SFAS No. 125 and (b) for repurchase agreement, dollar-roll, securities lending and similar transactions, of Paragraphs 9-12 and 237(b) of SFAS No. 125. The adoption of these statements is not expected to have a material effect on the Banks financial condition or results of operations.

[LOGO TO COME]


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Wayne Bancorp, Inc.:

     We have audited the accompanying consolidated statements of financial condition of Wayne Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wayne Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                             /s/ KPMG Peat Marwick LLP
                                          -------------------------------------



Short Hills, New Jersey
January 15, 1997

                             STOCKHOLDER INFORMATION

STOCK PRICE INFORMATION

     Shares of the common stock of Wayne Bancorp, Inc. have been traded under the symbol WYNE on the NASDAQ National Market System since June 27, 1996. The following table sets forth the range of high and low closings sale price quotations per share for Wayne Bancorp, Inc. common stock as depicted by NASDAQ. The market price information does not include retail markups, markdowns or commissions, but is based on actual transactions.

                                                      High         Low
                                                      ----         ---
       1996 Third quarter ......................    $13 7/8     $10 3/4
       1996 Fourth quarter .....................    $15 1/4     $13 11/16

     As of March 11, 1997, there were 2,156,383 shares of common stock outstanding and 554 stockholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks.

ANNUAL MEETING OF STOCKHOLDERS

     The annual of stockholders will be held on April 30, 1997 at the Paris Inn, 1292 Alps Road, Wayne, N.J. 07470.

ANNUAL REPORT ON FORM 10-K AND INVESTOR INFORMATION

     A copy of Wayne Bancorp, Inc.'s annual report on Form 10-K, to be filed with the Securities and Exchange Commission, is available without charge by writing:

         Timothy P. Tierney
         Vice President and Chief Financial Officer
         Wayne Bancorp, Inc.
         1195 Hamburg Turnpike
         Wayne, N.J. 07470

STOCK TRANSFER AGENT AND REGISTRAR

     Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer and registrar by writing:

        Registrar and Transfer Company
        Attn: Investor Relations
        10 Commerce Drive
        Cranford, N.J. 07016

                               WAYNE BANCORP, INC.

WAYNE BANCORP, INC.
 BOARD OF DIRECTORS

Harold P. Cook, III
 Chairman and Chief Executive Officer
Johanna O'Connell
 President
William J. Lloyd
David M. Collins
Thomas D. Collins
Nicholas S. Gentile, Jr.
Ronald Higgins
Richard Len
Charles Lota
Joseph J. DeLuccia, Director Emeritus


BANKING OFFICES

1501 Hamburg Turnpike
Wayne, N.J. 07470
201-694-2300

1504 Route 23
Wayne, N.J. 07470
201-694-0029

Valley Road at Preakness Avenue
Wayne, N.J. 07470
201-696-6500

5 Sicomac Road
North Haledon, N.J. 07508
201-427-9888


Wayne Savings Bank, F.S.B.
 Officers

Johanna O'Connell, President and Chief
 Executive Officer
Michael G. DeBendette, Executive Vice President
 and Chief Operating Officer
Timothy P. Tierney, Vice President
 and Chief Financial Officer
Donna Finck, Vice President
Thomas A. Maselli, Vice President
Carolyn May, Vice President
Hazel D. Myers, Vice President
Shirley Meyer, Vice President
William Poole, Vice President
David K. Ver Hage, Assistant Vice President
Cathy Abita, Assistant Secretary Treasurer


ADMINISTRATIVE

1195 Hamburg Turnpike
Wayne, N.J. 07470
201-305-5500

                                 [LOGO TO COME]




                             1195 HAMBURT TURNPIKE
                            WAYNE, NEW JERSEY 07470
                                 (201) 305-5500