Form 10-K, Exhibit 13
period 1997-12-31
WAYNE BANCORP INC /DE/
filed 1998-03-30
CIK 1011032

WAYNE BANCORP, INC.


                                     [LOGO]


                                 ANNUAL REPORT

                                      1997

                              Table of Contents

                                                                         Page
                                                                         -----
 Letter to Stockholders .............................................       1
 Selected Financial Data ............................................       3
 Management's Discussion and Analysis ...............................       4
 Consolidated Financial Statements ..................................      13
 Notes to Consolidated Financial Statements .........................      18
 Independent Auditors' Report .......................................      39
 Stockholder Information ............................................      40
 Directors and Officers .............................................      41
 Banking Locations ..................................................      41

Dear Fellow Shareholders:

     Nineteen Hundred and Ninety Seven marked Wayne Bancorp's first full year as a public Company. It was an exciting, challenging and successful year. I am pleased to report that your Company achieved and, in many cases, exceeded the goals of its business plan.

     For the period ended December 31, 1997, the Company's gross loans increased $35.3 million to $182.5 million. In addition, deposits increased $19.5 million to $198.5 million. Of particular significance is the increase of $3.9 million, to $10.4 million, in noninterest bearing deposits.

     Of all of your Company's accomplishments during 1997, the most significant and visible has been the increase in the value of your investment in Wayne Bancorp. For the year, the price of Wayne Bancorp's common stock increased from $15.25 to $26.75, a 43% gain, not including dividends paid to our shareholders.

     We remain confident that our ongoing efforts to implement our strategic business plan will continue your Company's transformation into a profitable, multifaceted community bank, serving and prospering in our unique local market. And, we remain committed to enhancing the value of your investment in Wayne Bancorp. We have successfully closed over $17.4 million in commercial, multi family, commercial real estate and construction loans. And, through our ongoing team efforts the Bank reported a 60% increase in noninterest bearing deposit accounts.

     An important part of Wayne Bancorp's strategic business plan includes the expansion of our commercial lending activities. At the close of the first quarter, we took a big step in expanding Wayne Bancorp's commercial lending operations by successfully recruiting Robert L. Frega to join our management team as Senior Vice President responsible for Commercial Lending. Formerly with Fleet Bank, Bob brings to us over twenty years of commercial lending expertise and his efforts are already apparent, by leveraging his existing business relationships and building on referrals from our board of directors and existing management team. This operation will further enhance our ability to increase our cross selling efforts and products per customer while attracting lower cost demand deposits, once the exclusive domain of commercial banks.

     Another significant part of our business strategy involved branch office expansion to extend your Bank's market area. In July, we opened a retail branch on Route 46, in Fairfield. The branch is unique in that it was a turnkey leasehold that was acquired at a very attractive rental which is expected to assist the branch in its profitability expectations. Significantly, the Fairfield area also provides a multitude of opportunities to grow our commercial customer base and cross-sell various products and services.

     In August, we successfully obtained municipal and regulatory approvals to open a branch on Franklin Avenue in Wyckoff, New Jersey, a Bergen County municipality with a strong local business community. Wyckoff offers opportunities for above average deposit growth in addition to providing a source of financial service opportunities. We anticipate opening our temporary branch in February with the permanent branch opening in the third quarter of 1998. Both Fairfield and Wyckoff are natural extensions of our market area and should enhance our franchise value.

     We have successfully developed and continue to market our Home Equity variable rate program. With these loans being tied to our "prime rate" our interest rate risk is significantly reduced. Additionally, our Home Equity fixed rate first lien program affords us an average loan to value ratio of less than 30%.

     As an added service to our stockholders the Company has instituted a dividend reinvestment plan. Information pertaining to the plan was mailed to all stockholders of record as of January 15, 1998 including an explanation of the plan and an enrollment card. The dividend reinvestment plan allows participating stockholders to reinvest dividends and voluntary contributions for the purchase of additional shares of the Company's common stock without brokerage commissions or service charges.

     Your management team continues to expand our product line and services to better serve our customers and communities. Some of our expanded products include medical savings accounts, overdraft checking, merchant accounts, telephonic banking and our premier direct mail money market accounts. Additionally, we are very supportive of local charitable and civic organizations that serve our communities. It's simply a matter of good business.

     During 1997, we successfully implemented and completed two separate five percent stock repurchases as part of our overall strategic plan to manage capital and most significantly, maximize shareholder value. We intend to pursue necessary regulatory approvals during the current year so that we can continue to utilize open market stock repurchases to enhance shareholder value.

     Our first year as a public Company can be characterized as a successful year of achievement. We are proud to have met or surpassed our goals, particularly when compared to the performance of our peers, other recently converted thrifts. Our board of directors and management look forward to continuing to improve performance by constantly modifying and fine-tuning our strategic plan to adapt to changes in the economy and our market place and to take advantage of long and short term business opportunities that arise. As with any investment, these benefits are not necessarily immediate, but often take time.

     We begin 1998 with great anticipation and excitement. Our plans include executing and implementing certain business opportunities on the holding Company level which will compliment our traditional community banking activities and have a synergistic effect on the Company's performance. As indicated above, we are committed to managing our capital on all levels with a view to enhancing shareholder value. We believe that our Company is poised to develop its franchise and to benefit from a vibrant local economy, a strong real estate market and business opportunities brought about by the dedication and hard work of our officers, directors and staff.

     We remain committed to maximizing the value of your investment in Wayne Bancorp and benefiting the communities we serve. Thank you for your confidence and continued support.

 Sincerely,

 [Sign. Cut]

    Harold P. Cook, III
   Chairman of the Board
and Chief Executive Officer

                             SELECTED FINANCIAL DATA

                                                                            AT DECEMBER 31,
                                                    -----------------------------------------------------------------
                                                      1997         1996           1995           1994          1993
                                                    --------      -------        --------       ------       --------
                                                                             IN THOUSANDS
SELECTED BALANCE SHEET DATA:
Total assets ..................................    $270,043      $244,081       $207,997       $176,664      $183,228
Securities available for sale .................      73,413        80,867         58,155          3,360        11,715
Securities held to maturity ...................       2,913         3,229          3,841         50,304        33,774
Loans receivable, net .........................     178,932       145,425        111,988        113,091       106,333
Deposits ......................................     198,479       178,947        173,822        159,013       166,821
Total stockholders' equity ....................      33,944        36,911         17,299         16,259        15,005


                                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------------------------
                                                                           1997         1996        1995        1994         1993
                                                                          ------       ------      ------      ------       -------
                                                                               IN THOUSANDS
SELECTED OPERATING DATA:
Interest income .....................................................    $ 18,766     $ 15,458    $ 13,136     $ 11,833    $ 12,633
Interest expense ....................................................       9,908        7,958       6,950        5,172       5,753
                                                                         --------     --------    --------     --------    --------
Net interest income before provision for loan losses ................       8,858        7,500       6,186        6,661       6,880
Provision for loan losses ...........................................         400          200         152          316         286
                                                                         --------     --------    --------     --------    --------
Net interest income after provision for loan losses .................       8,458        7,300       6,034        6,345       6,594
Other Income:
 Net gain (loss) from sale of securities available for sale .........          (2)        --          (363)         270          (3)
 Other ..............................................................         699          585         638          450         499
                                                                         --------     --------    --------     --------    --------
 Total other income .................................................         697          585         275          720         496
Other expenses ......................................................       5,990        6,816       4,951        4,432       4,155
                                                                         --------     --------    --------     --------    --------
Income before income tax expense ....................................       3,165        1,069       1,358        2,633       2,935
Income tax expense ..................................................       1,211          403         487          944         745
                                                                         --------     --------    --------     --------    --------
Net income ..........................................................    $  1,954     $    666    $    871     $  1,689    $  2,190
                                                                         ========     ========    ========     ========    ========



                                                                                   AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                        1997    1996          1995        1994         1993
                                                                       -----   ------        ------      ------       ------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
PERFORMANCE RATIOS:

 Return on average assets ....................................         0.76%     0.31%        0.46%       0.93%        1.21%
 Return on average equity ....................................         5.63      2.33         5.12       10.79        15.76
 Average equity to average assets ............................        13.45     13.21         9.03        8.63         7.68
 Equity to total assets at end of period .....................        12.57     15.12         8.32        9.20         8.10
 Average interest rate spread ................................         2.93      3.01         3.13        3.63         3.83
 Net interest margin .........................................         3.50      3.54         3.42        3.82         3.99
Average interest-earning assets to average
 interest-bearing liabilities ................................       114.64    113.99       107.63      106.36       104.59
Efficiency Ratio (1) .........................................        62.69     61.86        72.07       62.33        56.31
General and administrative expense to average assets .........         2.32      3.07         2.45        2.44         2.30
Non-performing loans as a percent of gross loans .............         1.29      1.41         2.16        3.17         3.26
Non-performing assets as a percent of total assets ...........         0.89      0.90         1.46        2.61         2.65
Allowance for loan losses as a percent
 of gross loans receivable ...................................         1.19      1.21         1.40        1.34         1.15
Allowance for loan losses as a percent
 of non-performing loans .....................................        93.21     86.18        64.86       42.33        35.24
Dividends declared per common share ..........................       $ 0.20    $  --        $  --       $  --        $  --
Number of full-service customer facilities ...................            5         4            4           4            4


--------------

(1) Total noninterest expense divided by the sum of net interest income before provision for loan losses and noninterest income which excludes the effect in 1996 of a one time FDIC special SAIF assessment and a non-recurring charge for benefits paid to the Company's former President and CEO.

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

     This Annual Report includes statements that may constitute forward looking statements, usually containing the words "believe," "estimate", "project", "expect," "intend," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specific in the markets in which the Company operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which the Company has no control), technological changes, changes in consumer spending and saving habits, and success of the Company at managing the risk involved in the foregoing; and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission ("SEC") filings. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date hereof.

OPERATING STRATEGY

     Management's strategy has been to operate as a community oriented financial institution by offering a variety of financial services to meet the needs of the communities it serves while maintaining capital in excess of regulatory requirements and monitoring the sensitivity of the Company's assets and liabilities to interest rate fluctuations. The Board of Directors has sought to accomplish these goals by: (i) attracting and maintaining low-cost savings and transaction accounts, as well as money market accounts, which management believes provide the Company with a stable source of funds; (ii) focusing its lending on the origination of one- to four-family, owner occupied residential mortgage loans, including home equity loans; (iii) supplementing its one- to four-family residential lending activities with commercial real estate, commercial business, multi-family, construction and consumer loans originated in the Company's primary market area in accordance with the Company's underwriting guidelines; (iv) purchasing short to intermediate term investment and mortgage-backed securities to complement the Company's lending activities;(v) emphasizing shorter-term loans and investments and adjustable rate assets when market conditions permit; and (vi) controlling growth.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND DECEMBER 31, 1996

     Total assets increased $25.9 million or 10.6% to $270.0 million at December 31, 1997 from $244.1 million at December 31, 1996. Securities available for sale decreased $7.5 million or 9.2% to $73.4 million at December 31, 1997 from $80.9 million at December 31, 1996. Cash flows from the securities available for sale and held to maturity as well as increases in deposits and borrowings were used to fund loan growth. Loans receivable, net increased $33.5 million or 23.0% to $178.9 million at December 31, 1997 from $145.4 million at December 31, 1996. The increase in loans receivable, net is primarily the result of an increase in conventional one-to-four family loans of $17.2 million or 15.1%, an increase in commercial real estate loans of $7.0 million or 98.6%, an increase in commercial business loans of $1.9 million or 297.2% and an increase in home equity loans of $3.5 million or 14.3%. Also included in the loans receivable, net increase were increases of $1.9 million in multi-family loans, an increase of $1.1 million in residential construction lending and an increase of $1.5 million in commercial construction lending. Loan originations increased from $57.7 million for 1996 to $60.6 million (including $6.6 million of residential one-to-four family purchased loans) for 1997, reflecting the expansion of the Company's lending area for first mortgages as well as the Company's loan origination efforts. In addition, the Company has increased its marketing of home equity loans. Finally, the Company is continuing to expand its commercial lending. The major components of the originations for 1997 were $24.6 million of residential loans, $12.0 million of home equity loans, $8.9 million of commercial real estate loans, $2.6 million of construction loans, $2.0 million of multi-family loans, and $3.9 million of commercial business loans. Deposits increased $19.6 million or 10.9% to $198.5 million at December 31, 1997 from $178.9 million at December 31, 1996. The increase in deposits for the year 1997 is in part the result of interest credited to deposit accounts of $6.1 million. Demand deposits increased to $10.5 million at December 31, 1997 from $6.9 million at December 31, 1996 or 52.2%. Federal Home Loan Bank advances increased $5.0 million to $32.0 million at December 31, 1997 from $27.0 million at December 31, 1996. This increase was due to the additional funding to support the origination and purchase of loans during the year. Other liabilities increased $4.3 million to $4.7 million at December 31, 1997 from $357,000 at December 31, 1996. The increase represents the liability recorded to reflect the purchase of a $4.0 million Federal Farm Credit Banks Note at 6.1%, that will be paid for in January 1998. Stockholders' equity decreased $3.0 million to $33.9 million at December 31, 1997 from $36.9 million at December 31, 1996. The decrease was primarily due to the purchase of 217,560 shares of the Company's common stock related to the Company's stock repurchase programs previously announced, and the purchase of 89,254 shares of common stock for the Company's Stock-Based Incentive Plan.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996 AND FOR THE YEARS ENDED DECEMBER 31, 1996 AND
DECEMBER 31, 1995

GENERAL

     Net income for 1997 was $2.0 million, an increase of $1.3 million or 193.4% from $666,000 for 1996. Net income decreased $205,000 or 23.5% in 1996 from $871,000 for 1995. The increase of $1.3 million for 1997 was primarily attributable to a $1.2 million increase in net interest income after provision for loan losses, together with a decrease in total other expenses of $826,000 due to several non-recurring charges in 1996. In 1996, there was a $660,000, net of tax, Savings Association Insurance Fund ("SAIF") recapitalization assessment. In addition, there was a $503,000, net of tax, non-recurring charge for the benefits paid to the Company's former President and CEO upon his resignation from the Company. These were also the major items contributing to the decrease in net income from 1995 to 1996.

INTEREST INCOME

     Interest income for 1997 increased $3.3 million to $18.8 million, from $15.5 million for 1996. The increase in interest income reflected an increase in average interest earning assets of $41.0 million from $211.9 million for 1996, to $252.9 million for 1997, coupled with a increase in the average yield on interest earning assets to 7.42% in 1997 from 7.29% in 1996. Interest income on loans increased by $2.8 million to $12.9 million for 1997 from $10.1 million for 1996, primarily due to a $39.6 million increase in the average balance of loans receivable from $129.2 million for 1996 to $168.8 million for 1997 offset by a 12 basis point decrease in the average yield to 7.66% for 1997 from 7.78% for 1996. Interest income on securities available for sale increased $955,000 to $5.5 million in 1997 from $4.5 million in 1996, reflecting a $9.6 million increase in the average balance of securities available for sale from $67.6 million for 1996 to $77.2 million for 1997 and a 42 basis point increase in the average yield to 7.07%. Interest income on interest earning deposits and short-term investments decreased $503,000 to $199,000 in 1997 from $702,000 in 1996, reflecting a $7.6 million decrease in the average balance of interest earning deposits and short-term investments from $11.5 million for 1996 to $3.9 million for 1997 and a 104 basis point decrease in the average yield to 5.05% as short term rates dropped.

     Interest income for 1996 increased $2.3 million to $15.1 million during 1995, from $13.1 million during 1995. The increase in interest income reflected an increase in average interest earning assets of $30.8 million from $181.1 million for 1995, to $211.9 million for 1996, coupled with an increase in the average yield on interest earning assets to 7.29% in 1996 from 7.26% in 1995. Interest income on loans increased by $850,000 to $10.1 million for 1996 from $9.2 million for 1995, primarily due to a $14.8 million increase in the average balance of loans receivable from $114.4 million for 1995 to $129.2 million for 1996 offset somewhat by a 27 basis point decrease in the average yield to 7.78% for the year ended December 31, 1996. Interest income on investments increased $1.5 million to $5.4 million in 1996 from $3.9 million in 1995, reflecting a $16.1 million increase in the average balance of investments from $66.6 million for 1995 to $82.7 million for 1996 and a 65 basis point increase in the average yield to 6.53%.

INTEREST EXPENSE

     Interest expense on deposits increased $479,000 or 7.0% to $7.6 million for 1997 from $7.1 million for 1996. This increase reflects an increase in the average balance of interest bearing deposits of $9.2 million in 1997 compared with 1996, and a decrease of 1 basis point in the average rate paid on deposit liabilities during the same period to 4.11% for 1997. The increase in deposits was primarily attributable to the Company's certificate accounts, the average balance of which increased by $7.8 million to $103.6 million in 1997 from an average balance of $95.8 million in 1996 on which the average yield increased three basis points from 5.50% in 1996 to 5.53% in 1997. The increase in deposit balances was also the result of increases in average non-interest bearing demand deposits of $3.1 million to $7.9 million and an increase in average NOW accounts of $2.6 million to $21.0 million for 1997 offset by small decreases in the average balance of money market and savings accounts. Interest expense on FHLB advances increased $1.5 million in 1997 compared with 1996 due to management's decision to use FHLB advances to fund a portion of the Company's asset growth. The increase in interest expense on advances is also the result of higher average outstanding balances of $34.8 million for 1997 compared with $12.4 million for 1996. The rate paid on the advances increased 4 basis points to 6.56% for 1997.

     Interest expense on deposits increased $368,000 or 5.4% to $7.1 million for 1996 from $6.8 million for 1995. This increase reflects both an increase in the average balance of interest bearing deposits of $7.9 million in 1996 compared to 1995, and a 3 basis point increase in the average rate paid on deposit liabilities over the same period. The increase in deposits and the rate paid thereon was primarily attributable to the Company's certificate accounts, the average balance of which increased by $7.7 million to $95.8 million in 1996 from an average balance of $88.1 million in 1995 and the average yield increased 7 basis points from 5.43% in 1995 to 5.50% in 1996. The increase in the rate paid on certificate accounts was in response to market conditions and was intended to maintain existing accounts rather than attracting new accounts to the Company. Interest expense on borrowings increased $640,000 in 1996 compared with 1995 due to management's decision to use borrowings to fund a portion of the Company'sasset growth.

NET INTEREST INCOME

     Net interest income before provision for loan losses increased $1.4 million or 18.7% to $8.9 million for 1997 from $7.5 million for 1996. The increase is the result of higher outstanding average interest earning assets offset somewhat by higher outstanding average interest bearing liabilities. Average interest earning assets increased $41.0 million to $252.9 million for the year 1997 from $211.9 million for the year 1996. Average interest bearing liabilities increased $34.7 million to $220.6 million for the year 1997 from $185.9 million for the year 1996. The yield earned on average interest earning assets increased by 13 basis points to 7.42% while the rate paid on interest bearing liabilities increased 21 basis points to 4.49% due to increased emphasis on higher costing certificates of deposits and borrowings. The Company's interest rate spread decreased eight basis points to 2.93% for 1997 from 3.01% for 1996. The net interest margin decreased from 3.54% for 1996 to 3.50% for 1997. The percentage of average interest earning assets to average interest bearing liabilities for 1997 was 114.64% compared with 113.99% for the same period in 1996.

     Net interest income before provision for loan losses increased $1.3 million or 21.2% to $7.5 million for 1996 from $6.2 million for 1995. The increase is the result of higher outstanding average interest earning assets offset by higher outstanding average interest bearing liabilities. Average interest earning assets increased $30.9 million to $211.9 million for the year 1996 from $181.1 million for the year 1995. Average interest bearing liabilities increased $17.7 million to $185.9 million for the year 1996 from $168.2 million for the year 1995. The yield earned on average interest earning assets increased slightly by three basis points to 7.29% while the rate paid on interest bearing liabilities increased 15 basis points to 4.28%.

     The Company's interest rate spread decreased 12 basis points to 3.01% for 1996 from 3.13% for the year ended 1995. The net interest margin increased from 3.42% for 1995 to 3.54% for 1996. The percentage of average interest earning assets to average interest bearing liabilities for 1996 was 113.99% compared with 107.63% for the same period in 1995.

     In August 1996 the Company entered into an arbitrage transaction, whereby the Company purchased a $25.0 million Federal Home Loan Mortgage Corporation ("FHLMC"), fixed rate note and simultaneously borrowed $25.0 million from the FHLB. The FHLMC note's term is for a period of ten years, at a rate of 7.783%, and is callable after three years, and continuously thereafter. The FHLB advance is for a three year period, at a fixed rate of 6.86%, which represents a pretax spread of 92 basis points or the difference between the rate earned of 7.783% and the cost of 6.86%. This transaction generates pretax income of $230,750, and on an after tax basis, using an effective tax rate of 36%, results in an increase in net income of $147,689 per year. Had the effects of this transaction been excluded from the calculation of interest rate spread and margin the spread would have been 3.19% or an increase of 26 basis points (3.19% versus 2.93%) and the margin would have been 3.79% or an increase of 29 basis points (3.79% versus 3.50%). In addition, the ratio of interest bearing assets to interest bearing liabilities would have increased by 188 basis points to 116.25% from 114.64%.

PROVISION FOR LOAN LOSSES

     The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses increased $200,000 or 100.0% for 1997, compared with 1996. The Company's provision for loan losses was $400,000 for 1997, compared with $200,000 for 1996. The provision for loan losses increased $48,000 or 31.6% for 1996, compared with 1995. The Company's provision for loan losses was $200,000 for 1996, compared with $152,000 for 1995. The increase in the allowance for loan losses in 1997 is due to management's continuing reassessment of losses inherent in the loan portfolio, primarily in response to loan growth. At December 31, 1997 and 1996, the Company's allowance for loan losses totalled $2.2 million and $1.8 million or 1.2% and 1.2% of gross loans receivable and 93.2% and 86.2% of total non-performing loans, respectively. Management believes that the current allowance for loan losses is adequate to address the risks inherent in the Company's loan portfolio.

     The Company establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies and other factors, including the loss experience of similar portfolios in comparable lending markets.

      The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

OTHER INCOME

     Other income increased $112,000 or 19.1% to $697,000 for 1997 from $585,000 for 1996. This increase was primarily attributable to the gain on sale of Real Estate Owned of $100,000. Other income increased $310,000 or 112.7% to $585,000 for 1996 from $275,000 for 1995. This increase was primarily attributable to a $363,000 loss on the sale of mortgage-backed securities incurred in December 1995 in connection with the Company's restructuring of the mortgage-backed securities portfolio. Offsetting this loss was a gain on sale of real estate owned of $118,000 for 1995.

OTHER EXPENSE

     Other expense decreased $826,000 or 11.8% to $6.0 million for 1997 compared with $6.8 million for 1996. Other expense increased $1.9 million or 37.7% for 1996 compared with $5.0 million for 1995. Compensation and employee benefits decreased $212,000 or 7.4% to $2.7 million for 1997 from $2.9 million for 1996, due primarily to the non-recurring charge paid in 1996 for benefits paid to the Company's former President and CEO. Excluding this non-recurring charge, compensation and employee benefits expense actually increased $573,000 or 27.4% to $2.7 million. This increase in compensation and employee benefits expense is due to the Company hiring a commercial loan officer and the personnel costs associated with the new branch office that opened in July 1997 and the cost of stock benefit plans adopted in connection with the bank's mutual to stock conversion. Compensation and employee benefits increased $619,000 or 27.4% to $2.9 million for 1996 from $2.3 million in 1995. The increase in compensation and employee benefits expense reflects the non-recurring charge for benefits paid to the Company's former President and CEO upon his resignation. The decrease in Federal insurance premiums of $301,000 to $92,000 for 1997 from $393,000 for 1996 is due to the decline in insurance premiums (required by legislation) from 23 basis points to 6.4 basis points (per $100 of deposits) effective January 1, 1997. The decrease in SAIF assessment expense is the result of the one time assessment of $1.0 million which represented the Company's share of the special assessment required by legislation signed into law on September 30, 1996, requiring all SAIF insured institutions to make a one time payment to recapitalize the SAIF. The increase in the other category of $624,000 or 45.8% to $2.0 million for the year ended December 31, 1997 from $1.4 million for 1996 is the result of expenses incurred for the proxy contest in early 1997 and legal, professional and printing expenses associated with being a public company. The Company expects similar costs in the first quarter of 1998 in connection with the anticipated proxy contest. In 1996, data processing fees increased $40,000 or 19.8% due to the increase in volume of transactions processed, primarily as a result of the increase in the number of loan and deposit accounts as well as the introduction of banking by telephone. In 1996, advertising expenses decreased $91,000 due to the postponement of advertising expenditures for deposits, pending the acquisition or expansion of branch facilities. The increase in SAIF recapitalization assessment expense is the result of the one time assessment of $1.0 million described above. The increase in the other category of $387,000 or 39.6% for 1996 to $1.4 million from $977,000 for 1995 was due to increased accounting, legal and other professional fees incurred as a result of the Company being a public company during the second half of 1996.

INCOME TAX EXPENSE

     Income tax expense increased $808,000 to $1.2 million for 1997 from $403,000 for 1996 primarily due to a $2.1 million increase in pre-tax income. Income tax expense decreased by $84,000 to $403,000 for 1996 from $487,000 for 1995 due to a $289,000 decline in pre-tax income. The effective tax rate for 1997 was 38.3% compared with 37.7% for 1996 and 36.0% for 1995.

YEAR 2000

     A great deal of information has been disseminated about the global computer year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Company. Data processing is also essential to most other financial institutions and many other companies. The Company contracts with a service bureau to provide the majority of its data processing and is dependent upon purchased application software. In house applications are limited to word-processing and spreadsheet functions. The Company is in the process of ensuring that external vendors and the servicer are adequately addressing the system and software issues related to the year 2000 by obtaining written system certifications that the systems are fully year 2000 compliant or that the service bureau has a plan to become fully compliant in the very near future. Beginning in the fourth quarter of 1998, the Company will coordinate with the primary servicer end-to-end tests which allow the Company to simulate daily processing on sensitive century dates. In the evaluation, the Company will ensure that critical operations will continue if the servicer or vendors are unable to achieve the year 2000 requirements. Upon the completion of the system inventory and vendor verification, the Company will identify critical applications and develop detailed plans for hardware/system upgrades and system replacements where necessary. Any delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operation of the Company.


AVERAGE BALANCE SHEET

     The following table sets forth certain information relating to the Company for the years ended December 31, 1997, 1996 and
1995. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented. The yields and costs include fees which are considered adjustments to yields.

                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------------------------------------------------
                                                      1997                          1996                            1995
                                          ----------------------------   -----------------------------  ----------------------------
                                                              AVERAGE                          AVERAGE                      AVERAGE
                                          AVERAGE              YIELD/     AVERAGE               YIELD/   AVERAGE             YIELD/
                                          BALANCE   INTEREST    COST      BALANCE  INTEREST     COST     BALANCE   INTEREST   COST
                                          --------  --------  --------   --------  --------   --------  --------   -------- --------
                                                                                 IN THOUSANDS

ASSETS:
Interest earning assets:
 Interest earning deposits and
  short-term investments ..............   $  3,944  $   199     5.05%    $ 11,536  $   702      6.09%    $ 10,020  $   539    5.38%
 Loans receivable, net ................    168,786   12,936     7.66      129,233   10,059      7.78      114,403    9,209    8.05
 Securities held to maturity ..........      2,971      179     6.02        3,523      200      5.68       53,033    3,172    5.98
 Securities available for sale (1) ....     77,152    5,452     7.07       67,636    4,497      6.65        3,593      216    6.01
                                          --------  -------     ----     --------  -------      ----     --------  -------    ----
   Total interest earning assets ......    252,853   18,766     7.42      211,928   15,458      7.29      181,049   13,136    7.26
                                                    -------     ----               -------      ----     --------  -------    ----
 Noninterest earning assets ...........      4,990                          4,763                           7,325
                                          --------                       --------                        --------
   Total assets .......................   $257,843                       $216,691                        $188,374
                                          ========                       ========                        ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest bearing liabilities:
 Money market deposit accounts ........   $ 21,164      636     3.01     $ 21,829      647      2.96      $20,615      710    3.44
 Savings accounts .....................     32,118      788     2.45       32,695      811      2.48       35,738      887    2.48
 NOW accounts .........................     20,977      480     2.29       18,382      424      2.31       16,963      401    2.25
 Non-interest bearing checking
  accounts ............................      7,941       --       --        4,837       --        --        4,157       --      --
 Certificate accounts .................    103,580    5,723     5.53       95,755    5,266      5.50       88,096    4,782    5.43
                                          --------    -----     ----     --------  -------      ----     --------    -----    ----
   Total ..............................    185,780    7,627     4.11      173,498    7,148      4.12      165,569    6,780    4.09
FHLB advances .........................     34,776    2,281     6.56       12,417      810      6.52        2,646      170    6.42
                                          --------    -----     ----     --------  -------      ----     --------    -----    ----
   Total interest bearing liabilities .    220,556    9,908     4.49      185,915    7,958      4.28      168,215    6,950    4.13
                                                      -----     ----               -------      ----                 -----    ----
Noninterest bearing liabilities .......      2,598                          2,159                           3,152
Stockholders' equity ..................     34,689                         28,617                          17,007
                                          --------                       --------                        --------
   Total liabilities and
    stockholders' equity ..............   $257,843                       $216,691                        $188,374
                                          ========                       ========                        ========
Net interest income before
 provision for loan losses ............             $ 8,858                        $ 7,500                         $ 6,186
                                                    =======                        =======                         =======
Net interest rate spread(2) ...........                         2.93%                           3.01%                         3.13%
Net interest margin(3) ................                         3.50%                           3.54%                         3.42%
Ratio of interest earning assets to
 interest bearing liabilities .........     114.64%                        113.99%                         107.63%
                                           =======                        =======                         =======

----------

(1)  Average balances are based on amortized or historical cost.

(2)  Interest rate spread is the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities.

(3)  Net interest margin is equal to net interest income before provision for loan losses divided by total interest earning assets.


RATE/VOLUME ANALYSIS

     The following table presents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                 YEAR ENDED DECEMBER 31, 1997       YEAR ENDED DECEMBER 31, 1996
                                                         COMPARED WITH                     COMPARED WITH
                                                 YEAR ENDED DECEMBER 31, 1996       YEAR ENDED DECEMBER 31, 1995
                                                 ----------------------------       ----------------------------
                                                     INCREASE                           INCREASE
                                                    (DECREASE)                         (DECREASE)
                                                      DUE TO                             DUE TO
                                                 ----------------                   ----------------
                                                 VOLUME     RATE        NET         VOLUME     RATE       NET
                                                 ------     -----      ------       ------     -----     ------
                                                                           IN THOUSANDS
INTEREST EARNING ASSETS:
 Interest earning deposits and short-term
  investments ................................   $ (420)    $ (83)     $ (503)      $   87     $  76     $  163
 Loans receivable, net .......................    3,015      (138)      2,877        1,141      (291)       850
 Securities held to maturity .................      (33)       12         (21)      (2,821)     (151)    (2,972)
 Securities available for sale ...............      672       283         955        4,240        41      4,281
                                                 ------     -----      ------       ------     -----     ------
   Total interest earning assets .............    3,234        74       3,308        2,647      (325)     2,322
                                                 ------     -----      ------       ------     -----     ------
INTEREST BEARING LIABILITIES:
 Money market deposit accounts ...............      (20)        9         (11)          46      (109)       (63)
 Savings accounts ............................      (14)       (9)        (23)         (75)       (1)       (76)
 NOW accounts ................................       59        (3)         56           32        (9)        23
 Certificate accounts ........................      432        25         457          420        64        484
                                                 ------     -----      ------       ------     -----     ------
   Total .....................................      457        22         479          423       (55)       368
 FHLB advances ...............................    1,467         4       1,471          637         3        640
                                                 ------     -----      ------       ------     -----     ------
   Total interest bearing liabilities ........    1,924        26       1,950        1,060       (52)     1,008
                                                 ------     -----      ------       ------     -----     ------
Net change in net interest income ............   $1,310     $  48      $1,358       $1,587     $(273)    $1,314
                                                 ======     =====      ======       ======     =====     ======

MARKET RISK

     Market risk is the potential loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its inherent interest rate risk exposure.

     The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, the same extent, or on the same basis. The Company monitors the impact of changes in interest rates on its net interest income using several tools. OTS regulated institutions are required to measure their exposure to changes in interest rates. These tests measure the impact on net interest income and on net portfolio value ("NPV") of an immediate change in interest rates in 100 basis point increments. Net portfolio value is defined as the net present value of assets, liabilities, and off-balance sheet contracts. Following are the estimated impacts of immediate changes in interest rates at the specified levels at December 31, 1997, calculated in compliance with OTS requirements:

   CHANGE IN              NET PORTFOLIO VALUE
 INTEREST RATES    --------------------------------
IN BASIS POINTS                CHANGE(1)     CHANGE
 (RATE SHOCK)       AMOUNT         $            %      NPV RATIO(2)   CHANGES(3)
---------------    -------     ---------     ------    ------------   ----------
                                  IN THOUSANDS

      300          $29,286     $(11,481)     (28.16)%      11.60%      (340)bp
      200           33,276       (7,491)     (18.38)       12.84       (216)
      100           37,103       (3,664)      (8.99)       13.97       (103)
      --            40,766          --       --            15.00        --
     (100)          44,267        3,501        8.59        15.93         93
     (200)          47,605        6,839       16.78        16.78        178
     (300)          50,780       10,014       24.56        17.55        256

----------

(1) Represents the increase (decrease) of the estimated NPV at the indicated change in interest rates compared to the NPV assuming no change in interest rates.

(2) Calculated as the estimated NPV divided by the portfolio value of total assets ("PV"). The Company's PV is the estimated present value of total assets. The PV of the Company as of December 31, 1997, assuming no changes in interest rates, was $271.8 million.

(3) Calculated as the increase (decrease) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

     Under OTS regulations, an institution's "normal" level of interest rate risk (in the event of an assumed change in interest rates) is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater that "normal" interest rate exposure must make a deduction for total capital available to meet risk-based capital requirements. The amount of that deduction is one-half of the difference between
(i) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (ii) its "normal" level of exposure which is 2% of the present value of its assets. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate reduction determination. It is uncertain as to when this evaluation may be completed. Savings institutions, however, with less that $300 million in assets and total risk based capital ratio in excess if 12%, such as the Company, are generally not subject to this requirement. If the Company had been subject to this requirement as December 31, 1997, its interest rate risk would have been considered "normal" and no adjustment to its risk-based capital would have been required.

     Certain assumptions utilized by the OTS in assessing the interest rate of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that the Company's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds are deposits, principal and interest payments and prepayments on loans and securities and, to a lesser extent, borrowings and proceeds from the sale of securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

     The primary investing activities of the Company are the origination of real estate and other loans and the purchase of mortgage-backed and other securities which are included in securities held to maturity or securities available for sale. During the years ended December 31, 1997, 1996 and 1995, the Company's disbursements for loan originations and purchases totalled $60.6 million, $57.7 million, and $16.1 million, respectively. For the years ended

December 31, 1997, 1996 and 1995, purchases of mortgage-backed securities totalled $4.0 million, $36.4 million and $46.6 million, respectively. These activities were funded primarily by net deposit inflows, borrowings and principal repayments and prepayments on loans and securities.

     For the years ended December 31, 1997 and 1996, the Company experienced net increases in deposits (including the effect of interest credited) of $19.5 million and $5.1 million respectively. Proceeds from FHLB advances were $5.0 million in 1997 and $25.0 million in 1996.

     The Bank may borrow funds from the FHLB subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1997, the Bank's borrowing limit from the FHLB was approximately $81.0 million, with unused borrowing capacity of $49.0 million at that date. Other sources of liquidity include borrowings under repurchase agreements and proceeds from sales of securities available for sale.

     The Bank is required by Section 6 of the Home Owner's Loan Act ("HOLA") to hold a prescribed amount of statutorily defined liquid assets. The Director of the OTS may, by regulation, vary the amount of the liquidity requirement, but only within pre-established statutory limits. The requirement must be no less that four percent and no greater than ten percent of the Bank's net withdrawable accounts and borrowings payable on demand or with unexpired maturities of one year or less. On and effective November 24, 1997, the OTS issued a final rule that updated, simplified, and streamlined its liquidity requirements. Specifically, the OTS reduced the liquidity requirement from 5% of net withdrawable accounts and short term borrowings to 4%. The final rule also removed the one percent short-term liquidity requirement, set forth an explicit requirement that thrifts maintain a safe and sound level of liquidity, streamlined the calculations used to measure compliance with the liquidity requirement, expanded the categories of liquid assets that may count toward satisfying the liquidity requirement, and reduced the liquidity base by excluding withdrawable accounts payable in more than one year from the definition of the term "net withdrawable accounts." The OTS also removed its maturity requirement for obligations of the United States and certain agencies of the United States. In order to qualify under prior regulations, such obligations had to be maturing in 5 years or less. The removal of this requirement had the greatest impact on the Bank's liquid assets. The Bank's average liquidity ratio was 40.2% and 7.4% at December 31, 1997 and 1996, respectively. The drastic change between these ratios represents the effect of the final liquidity rule.

     The Company's most liquid assets are cash and cash equivalents, which include interest-bearing deposits and short-term highly liquid investments (such as federal funds) with original maturities of less than three months that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 1997 and 1996, cash and cash equivalents totalled $6.8 million and $6.9 million, respectively.

     At December 31, 1997, the Company had outstanding loan origination commitments of $11.1 million, $1.4 million undisbursed construction loans in process, unfunded commercial business lines of $2.0 million, and unadvanced lines of credit of $16.2 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 1997 totalled $92.8 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

                                  WAYNE BANCORP, INC. AND SUBSIDIARY

                            CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                      DECEMBER 31, 1997 AND 1996


                                                ASSETS
                                                                                1997           1996
                                                                              --------       --------
                                                                                   IN THOUSANDS
                                                                                (EXCEPT SHARES AND
                                                                                 PER SHARE AMOUNTS)

Cash and due from banks ..................................................    $  1,577       $  1,170
Interest-bearing deposits in other banks .................................       1,868            523
Federal funds sold .......................................................       3,400          5,250
                                                                              --------       --------
   Total cash and cash equivalents .......................................       6,845          6,943
Securities held to maturity, estimated market value of $2,882 in 1997
 and $3,197 in 1996 (note 3) .............................................       2,913          3,229
Securities available for sale (note 4) ...................................      73,413         80,867
Loans receivable, net (note 5) ...........................................     178,932        145,425
Premises and equipment, net (note 7) .....................................       3,318          3,196
Real estate owned, net (note 8) ..........................................          80            116
Federal Home Loan Bank of New York stock, at cost ........................       2,150          1,568
Interest and dividends receivable (note 6) ...............................       1,897          1,901
Other assets (note 11) ...................................................         495            836
                                                                              --------       --------
   Total assets ..........................................................    $270,043       $244,081
                                                                              ========       ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 9) ........................................................    $198,479       $178,947
Federal Home Loan Bank advances (note 10) ................................      32,000         27,000
Advance payments by borrowers for taxes and insurance ....................         914            866
Other liabilities (note 11) ..............................................       4,706            357
                                                                              --------       --------
   Total liabilities .....................................................     236,099        207,170

Stockholders' Equity:
 Preferred stock, $0.01 par value, 2,000,000 shares
   authorized, none issued ................................................        --             --
 Common stock, $0.01 par value, 8,000,000 shares authorized,
   2,231,383 shares issued and 2,013,823 shares outstanding at
   December 31, 1997 and 2,231,383 shares issued and outstanding
   at December 31, 1996 ..................................................          22             22
 Paid-in capital .........................................................      21,264         21,004
 Retained earnings, substantially restricted (notes 11 and 13) ...........      19,623         18,060
 Treasury stock at cost, 217,560 shares at December 31, 1997
   and none at December 31, 1996 .........................................      (4,417)          --
 Unallocated common stock held by the ESOP (note 12) .....................      (1,604)        (1,785)
 Common stock held by MRP (note 12) ......................................      (1,262)          --
 Net unrealized gain (loss) on securities available for sale (note 4) ....         318           (390)
                                                                              --------       --------
   Total stockholders' equity ............................................      33,944         36,911
                                                                              --------       --------
Commitments and contingencies (note 14)
   Total liabilities and stockholders' equity ............................    $270,043       $244,081
                                                                              ========       ========

                    See accompanying notes to consolidated financial statements.

                                  WAYNE BANCORP, INC. AND SUBSIDIARY

                                  CONSOLIDATED STATEMENTS OF INCOME
                             YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                     1997         1996         1995
                                                                    -------      -------      -------
                                                                                IN THOUSANDS
                                                                       (EXCEPT PER SHARE AMOUNTS)

Interest income:
 Loans .........................................................    $12,936      $10,059      $ 9,209
 Securities held to maturity ...................................        179          200        3,172
 Securities available for sale .................................      5,452        4,497          216
 Short-term and other investments ..............................        199          702          539
                                                                    -------      -------      -------
   Total interest income .......................................     18,766       15,458       13,136
                                                                    -------      -------      -------
Interest expense:
 Deposits (note 9) .............................................      7,627        7,148        6,780
 Federal Home Loan Bank advances ...............................      2,281          810          170
                                                                    -------      -------      -------
   Total interest expense ......................................      9,908        7,958        6,950
                                                                    -------      -------      -------
Net interest income before provision for loan losses ...........      8,858        7,500        6,186
Provision for loan losses (note 5) .............................        400          200          152
                                                                    -------      -------      -------
Net interest income after provision for loan losses ............      8,458        7,300        6,034
                                                                    -------      -------      -------
Other income (expense):
 Loan fees and service charges .................................        277          227          183
 Net loss on sale of securities available for sale .............         (2)          --         (363)
 Gain on sale of real estate owned .............................        100           --          118
 Other .........................................................        322          358          337
                                                                    -------      -------      -------
   Total other income ..........................................        697          585          275
                                                                    -------      -------      -------
Other expenses:
 Compensation and employee benefits (note 12) ..................      2,667        2,879        2,260
 Occupancy (note 14) ...........................................        433          376          370
 Equipment .....................................................        198          182          187
 Data processing services ......................................        279          242          202
 Advertising ...................................................        327          192          283
 Federal insurance premiums (note 17) ..........................         92          393          368
 SAIF recapitalization assessment (note 17) ....................         --        1,031           --
 Real estate owned operations (note 8) .........................          6          157          304
 Other .........................................................      1,988        1,364          977
                                                                    -------      -------      -------
   Total other expenses ........................................      5,990        6,816        4,951
                                                                    -------      -------      -------
Income before income tax expense ...............................      3,165        1,069        1,358
Income tax expense (note 11) ...................................      1,211          403          487
                                                                    -------      -------      -------
   Net income ..................................................    $ 1,954      $   666      $   871
                                                                    =======      =======      =======
Basic earnings per share .......................................    $  1.04           --           --
Basic weighted average shares ..................................      1,873           --           --
Diluted earnings per share .....................................    $  1.03           --           --
Diluted weighted average shares ................................      1,895           --           --

                    See accompanying notes to consolidated financial statements.

                                  WAYNE BANCORP, INC. AND SUBSIDIARY

                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                             YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                     1997         1996         1995
                                                                   --------     --------     --------
                                                                              IN THOUSANDS

Cash flows from operating activities:
Net income ....................................................    $  1,954     $    666     $    871
 Adjustments to reconcile net income to net cash provided
  by operating activities:
       Provision for losses on loans and real estate owned ....         400          300          300
       Depreciation ...........................................         208          167          167
       Net accretion of discounts and amortization
        of premiums ...........................................          55          125           29
       Allocation of ESOP shares ..............................         181         --           --
       Amortization of MRP ....................................         188         --           --
       (Increase) decrease in deferred loan fees ..............         (14)          22           46
       Decrease (increase) in interest and dividends
        receivable ............................................           4         (914)        (160)
       Increase (decrease) in other assets ....................          23          658         (572)
       Increase (decrease) in other liabilities ...............       4,349      (13,750)      13,606
       Net (gain) loss on sale of real estate owned ...........        (100)        --            118
       Net loss on sale of securities available for sale ......           2         --            363
                                                                   --------     --------     --------
Net cash (used in) provided by operating activities ...........       7,250      (12,726)      14,768
                                                                   --------     --------     --------
Cash flows from investing activities:
 Purchase of securities held to maturity ......................        --           --        (16,273)
 Maturity of securities held to maturity ......................        --           --          6,000
 Purchase of securities available for sale ....................      (4,753)     (36,438)     (30,288)
 Proceeds from sales of securities available for sale .........       4,153         --         25,100
 Proceeds from calls of securities available for sale .........       5,000        5,500         --
 Principal repayments on securities held to maturity ..........         312          599        6,908
 Principal repayments on securities available for sale ........       4,044        7,630           82
 Net (increase) in loans receivable ...........................     (27,360)     (33,719)        --
 Purchase of loans ............................................      (6,571)         (60)        (140)
 Purchase of premises and equipment ...........................        (330)         (92)         (30)
 Purchase of Federal Home Loan Bank stock .....................        (582)        --           (201)
 Proceeds from sale of real estate owned ......................         236          524        1,151
                                                                   --------     --------     --------
Net cash used in investing activities .........................     (25,851)     (56,056)      (7,691)
                                                                   --------     --------     --------

                    See accompanying notes to consolidated financial statements.

                                  WAYNE BANCORP, INC. AND SUBSIDIARY

                           CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                             YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                     1997         1996         1995
                                                                   --------     --------     --------
                                                                              IN THOUSANDS

Cash flows from financing activities:
 Net increase in deposits .....................................    $ 19,532     $  5,125     $ 14,809
 Federal Home Loan Bank advances acquired .....................       5,000       25,000        2,000
 Increase (decrease) in advance payments by
  borrowers for taxes and insurance ...........................          48           97         (122)
 Net proceeds from issuance of common stock ...................        --         21,026         --
 Purchase of shares by ESOP ...................................        --         (1,785)        --
 Dividends paid ...............................................        (391)        --           --
 Payment of ESOP loan .........................................         181         --           --
 Purchase of treasury stock ...................................      (4,417)        --           --
 Purchase of MRP shares .......................................      (1,450)        --           --
                                                                   --------     --------     --------
Net cash provided by financing activities .....................      18,503       49,463       16,687
                                                                   --------     --------     --------
Net increase (decrease) in cash and cash equivalents ..........         (98)     (19,319)      23,764
Cash and cash equivalents at beginning of year ................       6,943       26,262        2,498
                                                                   --------     --------     --------
Cash and cash equivalents at end of year ......................    $  6,845     $  6,943     $ 26,262
                                                                   ========     ========     ========
Supplemental disclosures of cash flow
 information-cash paid during the year for:
  Federal and state income taxes ..............................    $  1,097     $    616     $    345
                                                                   ========     ========     ========
  Interest ....................................................    $  9,873     $  7,813     $  6,956
                                                                   ========     ========     ========
Supplemental information of noncash investing
 activities -- Transfer of loans receivable to
 real estate owned ............................................    $     80     $    143     $    831
                                                                   ========     ========     ========
Transfer of securities held to maturity to
 securities available for sale ................................    $   --       $   --       $ 51,380
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

   Securities Held to Maturity

     Securities held to maturity are carried at the outstanding principal balance, adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are recognized using the level yield method over the estimated lives of the securities. Securities held to maturity are carried at outstanding principal balance because it is management's intention, and the Company has the ability, to hold them to maturity.


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

     In November 1995, the Financial Accounting Standards Board issued "Special Report-A--Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" within which there was offered transition guidance permitting an enterprise to reassess the appropriateness of all of its securities before December 31, 1995. The Company reassessed its classifications and in December of 1995, it transferred securities previously classified as held to maturity, with an amortized cost of $51.4 million to the available for sale classification. The related unrealized gain on the securities transferred, net of related tax effect was approximately $19,000 which has been recognized and reported as a separate component of equity.

   Loans Receivable

     Loans receivable are stated at unpaid principal balance less undisbursed loan funds, net deferred loan origination and commitment fees and the allowance for loan losses.

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

   Loan Origination and Commitment Fees and Related Costs

     Loan fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the level yield method over the contractual lives of the specifically identified loans adjusted for prepayments.

   Allowance for Loan Losses

     The adequacy of the allowance for loan losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged off when management believes there has been permanent impairment of their carrying values.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     The Company has defined the population of impaired loans to be all nonaccrual commercial real estate and multi-family loans. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio. There were no loans classified as impaired by the Company at December 31, 1997 and 1996.

   Real Estate Owned

     Real estate owned (REO) acquired through foreclosure on loans secured by real estate is reported at the lower of cost or fair value, as established by a current appraisal, less estimated cost to sell. An allowance for REO has been

                       WAYNE BANCORP, INC. AND SUBSIDIARY
established to record subsequent declines in estimated net realizable value. Carrying costs are generally expensed as incurred. Additions to the allowance for REO losses, and carrying costs are included in real estate owned operations, net in the consolidated statements of income.

   Premises and Equipment

     Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or leases. Repair and maintenance items are expensed and improvements are capitalized.

   Income Taxes

     The Company files a consolidated Federal income tax return. State income tax returns are filed on a separate basis. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Earnings Per Share

     Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") issued in 1996, establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures. For purposes of calculating basic earnings per share, the weighted average number of common shares, for the year ended December 31, 1997, was 1,873,333. For purposes of calculating diluted earnings per share, the weighted average number of common shares, for the year ended December 31, 1997, was 1,894,826. The Company adopted SFAS 128 as of December 31, 1997. The Company completed its initial public offering on June 27, 1996, and accordingly, per share data is not presented for any periods prior to the year ended December 31, 1996.

   Stock-Based Compensation

     In October 1996, the FASB issued Statement 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages recording in current period earnings compensation expense related to the fair value of certain stock-based compensation. Companies may choose to follow the provision of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), where compensation expense is not recorded for certain stock-based compensation plans. However, companies are required to disclose pro forma net income and earnings per share as if they adopted the fair value based method of accounting. The Company has elected to continue to account for stock-based compensation under APB 25 and the pro forma disclosures required by SFAS 123 have been included in Note 12 to the consolidated financial statements.

   Reclassifications

     Certain amounts relating to the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.


(2) STOCK CONVERSION

     On June 27, 1996 the Company completed an initial public offering. The offering resulted in the sale of 2,231,383 shares of common stock including the sale of 178,511 shares to the Company's tax qualified Employee

                       WAYNE BANCORP, INC. AND SUBSIDIARY

Stock Benefit Plan and Trust (the "ESOP"). Proceeds of the offering, net of expenses, were approximately $21.0 million of which $1.8 million was loaned to the ESOP by the Company to fund the purchase of the shares.

     At the time of the offering the Company was required to establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition appearing in the final prospectus used in connection with the conversion. The liquidation account is maintained for the benefit of eligible account holders or supplemental eligible account holders who continue to maintain their accounts at the Company after the conversion. The liquidation account is reduced annually to the extent that eligible account holders or supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the unlikely event of a liquidation of the Company (a circumstance not envisioned or expected by management), each eligible account holder or supplemental eligible account holder would be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances of accounts of all eligible account holders or supplemental eligible account holders then holding qualifying deposits in the Company. The balance of the liquidation account at December 31, 1997 was approximately $12.2 million.

(3) SECURITIES HELD TO MATURITY

     A summary of securities held to maturity at December 31, 1997 and 1996 is as follows: 1997

                                                      1997
                                 -----------------------------------------------
                                                GROSS        GROSS     ESTIMATED
                                 AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                   COST         GAINS       LOSSES       VALUE
                                 ---------   ----------   ----------   ---------
                                                  IN THOUSANDS

Mortgage-backed securities:
  FHLMC ......................    $1,532         $--          $30        $1,502
  FNMA .......................     1,381           4            5         1,380
                                  ------         ---          ---        ------
                                  $2,913         $ 4          $35        $2,882
                                  ======         ===          ===        ======


                                                      1996
                                 -----------------------------------------------
                                                GROSS        GROSS     ESTIMATED
                                 AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                   COST         GAINS       LOSSES       VALUE
                                 ---------   ----------   ----------   ---------
                                                  IN THOUSANDS

Mortgage-backed securities:
  FHLMC ......................    $1,608         $--          $36        $1,572
  FNMA .......................     1,621           4           --         1,625
                                  ------         ---          ---        ------
                                  $3,229         $ 4          $36        $3,197
                                  ======         ===          ===        ======


     The contractual maturities of mortgage-backed securities generally exceed ten years; however, the effective lives are expected to be shorter due to anticipated prepayments.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(4) SECURITIES AVAILABLE FOR SALE

     A summary of securities available for sale at December 31, 1997 and 1996 is as follows:

                                                                 1997
                                           -------------------------------------------------
                                           ESTIMATED     GROSS         GROSS
                                             MARKET    UNREALIZED    UNREALIZED    AMORTIZED
                                             VALUE       GAINS         LOSSES        COST
                                           ---------   ----------    ----------    ---------
                                                             IN THOUSANDS

Mortgage-backed securities:
  FHLMC ...............................     $ 7,191       $ 64         $ 38        $ 7,165
  FNMA ................................      12,679         21           94         12,752
  GNMA ................................      11,632         25           --         11,607
Collateralized mortgage obligations ...       3,209         --          102          3,311
U.S. Government agencies ..............      37,890        566           --         37,324
Equity Securities .....................         812         59           --            753
                                            -------       ----         ----        -------
                                            $73,413       $735         $234        $72,912
                                            =======       ====         ====        =======

                                                                 1996
                                           -------------------------------------------------
                                           ESTIMATED     GROSS         GROSS
                                            MARKET     UNREALIZED    UNREALIZED    AMORTIZED
                                             VALUE       GAINS         LOSSES        COST
                                           ---------   ----------    ----------    ---------
                                                             IN THOUSANDS

Mortgage-backed securities:
Mortgage-backed securities:
  FHLMC ...............................     $12,282       $ 53         $ 59        $12,288
  FNMA ................................      13,054         40          133         13,147
  GNMA ................................      14,105          8          294         14,391
Collateralized mortgage obligations ...       3,204         --          130          3,334
U.S. Government agencies ..............      38,222         66          162         38,318
                                            -------       ----         ----        -------
                                            $80,867       $167         $778        $81,478
                                            =======       ====         ====        =======


     Proceeds from sales of securities available for sale were $4.2 million in 1997 with gross gains of $14,000 and gross losses of $16,000. There were no sales of securities available for sale for 1996. Proceeds from sales of securities available for sale were $25.1 million for 1995 with gross realized gains of $90,000 and gross realized losses of $453,000.

     The amortized cost and estimated fair value of debt securities available for sale at December 31, 1997 by contractual maturity, are shown below:

                                                    AMORTIZED    ESTIMATED FAIR
                                                      COST           VALUE
                                                    ---------    --------------
                                                         IN THOUSANDS

Due in one year through five years .............     $12,324        $12,328
Due in five through ten years ..................      28,311         28,772
                                                     -------        -------
                                                     $40,635        $41,100
                                                     =======        =======

     Mortgage-backed securities totalled $31.5 million at December 31, 1997. The contractual maturities of mortgage-backed securities generally exceed ten years; however, the effective lives are expected to be shorter due to anticipated prepayments.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(5) LOANS RECEIVABLE, NET

     A summary of loans receivable at December 31, 1997 and 1996 is as follows:

                                                           1997          1996
                                                         --------      --------
                                                              IN THOUSANDS
Real estate mortgage:
  Conventional one-to-four family ..................     $130,865      $113,701
  Multi-family .....................................        2,072           185
  Commercial .......................................       14,042         7,069
Construction .......................................        3,929            --
Home equity loans ..................................       27,889        24,394
Commercial business loans ..........................        2,558           644
Student loans ......................................          415           460
Passbook loans .....................................          591           616
Auto loans .........................................          125           158
Personal loans .....................................           25            23
                                                         --------      --------
    Total loans ....................................      182,511       147,250
                                                         ========      ========
Less:
  Undisbursed loan funds ...........................        1,353            --
  Deferred loan fees ...............................           56            36
  Allowance for loan losses ........................        2,170         1,789
                                                         --------      --------
                                                         $178,932      $145,425
                                                         ========      ========

     At December 31, 1997 and 1996, loans in the amount of $2.3 million and $2.1 million, respectively, were on a nonaccrual status. If nonaccrual loans had continued to realize interest in accordance with their contractual terms, approximately $243,000, $184,000 and $253,000 of interest income would have been realized for the years ended December 31, 1997, 1996 and 1995, respectively. Interest income realized on nonaccrual loans was $84,000, $61,000 and $160,000, respectively for the years ended December 31, 1997, 1996 and 1995.

     A summary of loans to directors and officers for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                        1997      1996      1995
                                                        ----      ----      ----
                                                              IN THOUSANDS

Balance at beginning of year ......................     $820      $910      $901
Additions .........................................       85       130       105
Payments ..........................................      165       220        96
                                                        ----      ----      ----
Balance at end of year ............................     $740      $820      $910
                                                        ====      ====      ====

     The terms and conditions of loans to directors and officers are no less favorable to the Company than they would have been for similar transactions with other borrowers.

     An analysis of the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                  1997        1996        1995
                                                 ------      ------      ------
                                                          IN THOUSANDS

Balance at beginning of year ................    $1,789      $1,589      $1,543
Provision charged to operations .............       400         200         152
Loans charged off ...........................      (19)          --        (106)
                                                 ------      ------      ------
Balance at end of year ......................    $2,170      $1,789      $1,589
                                                 ======      ======      ======

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(6) INTEREST AND DIVIDENDS RECEIVABLE


     A summary of interest and dividends receivable at December 31, 1997 and 1996 is as follows:

                                                               1997        1996
                                                              ------      ------
                                                                 IN THOUSANDS

Loans, net of reserve for uncollected interest
  of $595 in 1997 and $456 in 1996 .......................    $  800      $  704
Securities held to maturity and securities
  available for sale .....................................     1,097       1,197
                                                              ------      ------
                                                              $1,897      $1,901
                                                              ======      ======

(7) PREMISES AND EQUIPMENT, NET

     Premises and equipment, net at December 31, 1997 and 1996 are summarized as follows:

                                                               1997        1996
                                                              ------      ------
                                                                 IN THOUSANDS

Land .....................................................    $  497      $  497
Buildings and improvements ...............................     2,620       2,796
Leasehold improvements ...................................       582         325
Furnishings and equipment ................................       937         962
    Total ................................................     4,636       4,580
Accumulated depreciation and amortization ................     1,318       1,384
                                                              ------      ------
                                                              $3,318      $3,196
                                                              ======      ======

     Depreciation of premises and equipment charged to occupancy expense for the years ended December 31, 1997, 1996 and 1995 amounted to $208,000, $167,000 and $167,000, respectively.


(8) REAL ESTATE OWNED, NET

     A summary of REO net, at December 31, 1997 and 1996 is as follows:

                                                              1997         1996
                                                              ----         ----
                                                                IN THOUSANDS

Total real estate owned ..................................     $80        $ 290
Allowance for losses .....................................      --         (174)
                                                               ---        -----
                                                               $80        $ 116
                                                               ===        =====

                       WAYNE BANCORP, INC. AND SUBSIDIARY

     An analysis of the allowance for REO losses for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                  1997        1996        1995
                                                  -----       -----       -----
                                                          IN THOUSANDS

Balance, beginning of year ...................    $ 174       $ 169       $ 240
Provision charged to income ..................       --         100         148
Charge-offs ..................................     (174)       (121)       (229)
Recoveries ...................................       --          26          10
                                                  -----       -----       -----
Balance, end of period .......................    $  --       $ 174       $ 169
                                                  =====       =====       =====

(9) DEPOSITS

     Deposit account balances at December 31, 1997 and 1996 are summarized as follows:

                                                   CURRENT STATED                CURRENT STATED
                                                        RATE                          RATE
                                                         AT                            AT
                                                    DECEMBER 31,                  DECEMBER 31,
                                                        1997           1997           1996            1996
                                                   --------------    --------    ---------------    --------
                                                                   IN THOUSANDS

Noninterest bearing demand accounts ...........        --            $ 10,438              --       $  6,549
NOW accounts ..................................      2.25%             22,729            2.25%        20,063
Money market deposit accounts .................      2.50              22,830       2.50-3.05         20,633
Savings accounts ..............................      2.50              31,963            2.50         31,955
Club accounts .................................      2.50                 203            2.50            205
                                                                     --------                       --------
                                                                       88,163                         79,405
                                                                     --------                       --------
Certificates of deposit .......................      3.01-4.00              1       3.01-4.00            331
                                                     4.01-5.00          2,744       4.01-5.00         14,310
                                                     5.01-6.00        105,691       5.01-6.00         80,829
                                                     6.01-7.00          1,854       6.01-7.00          4,053
                                                                     --------                       --------
Total certificates of deposit .................                       110,290                         99,523
Accrued interest payable ......................                            26                             19
                                                                     --------                       --------
                                                                     $198,479                       $178,947
                                                                     ========                       ========

     The overall weighted average interest rate on deposits at December 31, 1997 and 1996 was 4.02% and 4.12%, respectively.

     The aggregate amount of certificates of deposit in denominations of $100,000 or more totalled $11.7 million and $7.8 million at December 31, 1997 and 1996, respectively. Deposits over $100,000 are not insured by the Federal Deposit Insurance Corporation.

     At December 31, 1997 certificates of deposit have scheduled maturities as follows:

                                                                   IN THOUSANDS
                                                                   ------------

One year or less .............................................       $ 92,808
One year to three years ......................................         16,575
Three years or more ..........................................            907
                                                                     --------
                                                                     $110,290
                                                                     ========

                       WAYNE BANCORP, INC. AND SUBSIDIARY

     Interest expense on deposits for the years ended December 31, 1997, 1996 and 1995 is summarized as follows:


                                                       1997      1996      1995
                                                      ------    ------    ------
                                                             IN THOUSANDS

NOW and money market deposit accounts .............   $1,114    $1,071    $1,111
Savings accounts and certificates of deposit ......    6,513     6,077     5,669
                                                      ------    ------    ------
                                                      $7,627    $7,148    $6,780
                                                      ======    ======    ======

     At December 31, 1997, the Bank had pledged approximately $585,000 of mortgage-backed securities as collateral for municipal deposits.


(10) FEDERAL HOME LOAN BANK ADVANCES

     Federal Home Loan Bank advances at December 31, 1997 and 1996 are summarized as follows:

                                                             1997         1996
                                                            -------      -------
                                                                IN THOUSANDS
Maturity:
  Due in one year or less .............................     $ 2,000      $ 1,000
  Due in one year through five years ..................      30,000        2,000
                                                            -------      -------
                                                            $32,000      $27,000
                                                            =======      =======

     The interest rates on the above borrowings are fixed and range from 6.33% to 6.86%. The Bank may borrow funds from the FHLB subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1997, the Bank's borrowing limit from the FHLB was approximately $81.0 million, with unused borrowing capacity of $49.0 million at that date.

     The Bank, under an agreement with the FHLB, may receive advances for various terms at prevailing interest rates at the time of the advance. Such advances are collateralized by FHLB stock and securities held in safekeeping at the FHLB.


(11) INCOME TAXES

     Income tax expense for the years ended December 31, 1997, 1996 and 1995 consists of the following:

                                                        1997      1996      1995
                                                       ------     -----     ----
                                                              IN THOUSANDS
Current:
  Federal ........................................     $1,275     $ 421     $422
  State ..........................................        113        38       36
                                                       ------     -----     ----
                                                        1,388       459      458
Deferred .........................................       (177)      (56)      29
                                                       ------     -----     ----
                                                       $1,211     $ 403     $487
                                                       ======     =====     ====

     Total income tax expense for the years ended December 31, 1997, 1996 and 1995 was allocated as follows:



                                                        1997      1996      1995
                                                       ------     -----     ----
                                                              IN THOUSANDS

Income from operations ...........................     $1,211     $ 403     $487
Stockholders' equity:
  Net unrealized (depreciation)
    appreciation on securities available
    for sale, net of taxes .......................        401      (166)      90
                                                       ------     -----     ----
                                                       $1,612     $ 237     $577
                                                       ======     =====     ====

                       WAYNE BANCORP, INC. AND SUBSIDIARY

     The following table presents a reconciliation between the effective income tax expense and the computed "expected" Federal income tax expense which is computed by applying the normal Federal income tax rate of 34% to income before income tax expense for the years ended December 31, 1997, 1996 and 1995, respectively.

                                                         1997     1996     1995
                                                        ------    ----     ----
                                                              IN THOUSANDS

Computed  "expected"  Federal income tax expense ....   $1,076    $363     $462
Increase (decrease) in taxes resulting from:
New Jersey savings institution tax, net of
  Federal income tax effect .........................       67      30       24
Other items, net ....................................       68      10        1
                                                        ------    ----     ----
Income tax expense ..................................   $1,211    $403     $487
                                                        ======    ====     ====
Effective tax rate ..................................     38.3%   37.7%    36.0%

     Retained earnings at December 31, 1997 includes approximately $4,517,000 of income that has not been subject to tax because of deductions for bad debts allowed for income tax purposes. Deferred income taxes have not been provided on such bad debt deductions since the Company does not intend to use the accumulated bad debt deductions for purposes other than to absorb loan losses. If this portion of retained earnings is used for any purpose other than to absorb bad debt losses, taxes would be imposed on such amounts. If triggered, the tax liability related to the appropriated earnings would have been $1,626,000 at December 31, 1997.

     Legislation was enacted in 1996, which repealed, for tax purposes, the percentage of taxable income bad debt reserve method. The Company is required to recapture the post 1987 build up to its tax bad debt reserves. This deferred tax liability has been accrued for under SFAS 109.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows:

                                                                  1997      1996
                                                                  ----      ----
                                                                   IN THOUSANDS

Deferred tax assets:
  Allowance for loan losses--book .............................   $728      $620
  Nonaccrual loan interest ....................................     27        78
  Accrued expenses ............................................     31        --
  Unrealized loss on securities available for sale ............     --       219
  Restricted stock ............................................     67        --
  Other .......................................................     34         3
                                                                  ----      ----
    Total gross deferred tax assets ...........................    887       920
                                                                  ----      ----
Deferred tax liabilities:
  Allowance for loan losses--tax ..............................    300       317
  Bank premises, furniture and equipment, principally
    due to differences in depreciation ........................    116       123
  ESOP ........................................................     64        --
  Other .......................................................     --        31
  Unrealized gains on securities available for sale ...........    182        --
                                                                  ----      ----
    Total gross deferred tax liabilities ......................    662       471
                                                                  ----      ----
    Net deferred tax asset ....................................   $225      $449
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

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(12) BENEFIT PLANS

   Defined Benefit Pension Plan

     Prior to December 1997, the Company maintained a defined benefit pension plan, which covered substantially all employees of the Company who met certain age and length of service requirements. The Company terminated the defined benefit plan as of December 1997. Settlement of the Plan liabilities occurred in December 1997.

     The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1997 and 1996:

                                                                                   1997      1996
                                                                                   ----      -----
                                                                                     IN THOUSANDS
Actuarial present value of benefit obligations at December 31:
  Accumulated benefit obligation including vested benefits of
    $398 at December 31 ......................................................     $ --      $ 417
                                                                                   ====      =====
  Projected benefit obligation for service rendered to date ..................       --       (611)
  Plan assets at fair value, primarily certificates of deposit held at
    other banks at December 31 ...............................................       --        595
                                                                                   ----      -----
Plan assets less than projected benefit obligation ...........................       --        (16)
Unrecognized net obligation ..................................................       --         17
Unrecognized net loss subsequent to transition ...............................       --          7
                                                                                   ----      -----
  Prepaid asset (included in other assets) ...................................     $ --      $   8
                                                                                   ====      =====

     Net periodic pension cost includes the following components for the years ended December 31, 1997, 1996 and 1995, respectively:

                                                       1997      1996      1995
                                                       ----      ----      ----
                                                             IN THOUSANDS

Service cost .....................................     $ 13      $ 78      $ 82
Interest cost ....................................       46        49        59
Return on plan assets ............................      (23)      (31)      (56)
Amortization of net obligation ...................        3         3         4
Deferred asset loss ..............................      (19)      (23)       --
Settlement charge ................................        5        12        --
                                                       ----      ----      ----
  Net periodic pension cost ......................     $ 25      $ 88      $ 89
                                                       ====      ====      ====


     The discount rate and rate of increase in future compensation levels used in computing the actuarial present value of the projected benefit obligation were 7.5% and 5.5% in 1996 and 7.0% and 5.0% in 1995, respectively. The expected long-term rate of return on assets was 7% in both 1996 and 1995.

   Employee Savings Plan

     The Company has an employee savings plan (the Savings Plan), pursuant to
Section 401(k) of the Internal Revenue Code, for all eligible employees. The Company matches 50% of employee contributions up to the first 6% of an employee's salary. The Company's contribution during the years ended December 31, 1997, 1996 and 1995 amounted to $34,000, $32,000 and $33,000, respectively.

   Consultation and Retirement Plan for Non-Employee Directors

     Effective June 27, 1996, Wayne Savings Bank adopted the Wayne Savings Bank, F.S.B. Consultation and Retirement Plan for Non-Employee Directors ("the Plan"). The Plan is intended to promote the interest of Wayne Savings Bank, F.S.B., and its affiliates by providing for the continuing advice of retiring eligible members of its Board

                       WAYNE BANCORP, INC. AND SUBSIDIARY
of Directors and the Board of Directors of Wayne Bancorp, Inc., the holding company of Wayne Savings Bank, F.S.B., and to provide such eligible members with retirement income.

     The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statement at December 31, 1997 and 1996:

                                                      DECEMBER 31,  DECEMBER 31,
                                                          1997          1996
                                                      ------------  ------------
                                                            IN THOUSANDS

Vested benefit obligations ..........................     $(126)        $ (89)
Accumulated benefit obligations .....................      (140)         (106)
Projected benefit obligations .......................     $(140)        $(106)
Fair value of plan assets ...........................        --            --
                                                          -----         -----
Funded status .......................................      (140)         (106)
Unrecognized prior service costs ....................        80            86
Unrecognized net (gain) loss ........................        11            (2)
                                                          -----         -----
(Accrued) prepaid pension cost ......................     $ (49)        $ (22)
                                                          =====         =====

     Net periodic pension cost, utilizing a 7.25% discount rate for 1997 and 1996, includes the following components for 1997 and 1996:

                                                      DECEMBER 31,  DECEMBER 31,
                                                          1997          1996
                                                      ------------  ------------
                                                            IN THOUSANDS

Service cost ........................................      $13           $16
Interest cost .......................................       10             3
Amortization of unrecognized prior service costs ....        6             3
                                                           ---           ---
Net periodic pension costs ..........................      $29           $22
                                                           ===           ===

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

     The Company used a portion of the net proceeds for a loan directly to the Company for the ESOP to enable the ESOP to purchase 8% of the common stock in the conversion. Based upon the issuance of 2,231,383 shares, the amount of the loan to the ESOP was $1.8 million to be repaid over a ten year period at an interest rate of 8.25%. In 1997, 18,057 shares were allocated. Contributions for 1997 were $357,000.

MANAGEMENT RECOGNITION PROGRAM ("MRP")

     The Company established the Company Management Recognition Program on February 25, 1997 as a method of providing officers and directors of the Company with a proprietary interest in the Company. The MRP is designed to encourage the participants to remain with the Company. The MRP purchased a total of 4% or 89,254 common shares of the Company in the open market at cost of $1.5 million. Awards to plan participants vest at a rate of 20% per year commencing one year from the date of the award. As awards vest, the Company recognizes an employee benefit expense in an amount equal to the cost basis of the stock. The expense recognized for vested benefits amounted to $188,000 for the period from March 1, 1997 to December 31, 1997.

STOCK OPTION PLAN

     The Company's Incentive Stock Option Plan was adopted on February 25, 1997 and provides for the granting of options to directors and officers of the Company. Under the terms of the plan, options may be granted at not less than fair market value on the date of the grant.

     The Plan authorizes the grant of stock options with respect to 223,138 shares of common stock of the Company, equal to 10% of the shares of common stock issued in the Conversion. Options granted under the Plan are exercisable on a cumulative basis in equal installments at a rate of 20% per year commencing one year from date of grant, except that in the event of termination of employment other than as result of death, disability, retirement or a change in

                       WAYNE BANCORP, INC. AND SUBSIDIARY
control of the Company or the Bank, options not previously exercisable will automatically expire. Changes in the number of shares outstanding under the Plan and the weighted average exercise price of those shares for the year ended December 31, 1997 are as follows:

                                                                 1997
                                                      --------------------------
                                                                     WEIGHTED
                                                       NUMBER        AVERAGE
                                                      OF SHARES   EXERCISE PRICE
                                                      ---------   --------------

Outstanding at beginning of period ................       --            --
Granted ...........................................    191,892        $17.26
Exercised .........................................       --            --
                                                       -------        ------
Outstanding at end of period ......................    191,892        $17.26
                                                       =======        ======

     For options granted in 1997, the exercise price of the options equaled the market value of the stock at grant date.

     The following table summarizes information about the stock options outstanding at December 31, 1997:

                                OPTIONS OUTSTANDING AND EXERCISABLE
                                         WEIGHTED AVERAGE
                       --------------------------------------------------------
                        NUMBER OF            REMAINING              WEIGHTED
                         SHARES             CONTRACTUAL              AVERAGE
EXERCISE PRICE         OUTSTANDING         LIFE IN YEARS         EXERCISE PRICE
--------------         -----------         -------------         --------------
    $17.00              174,041                10                    $17.00
     19.75               17,851                10                     19.75
                        -------                --                    ------
                        191,892                10                    $17.26
                        =======                ==                    ======

     The Company applies APB 25 in accounting for the Plan. Consistent with SFAS 123, if compensation cost for the Plan was included as compensation expense, the Company's net income and earnings per share, for the year ended December 31, 1997, would have been reduced to the pro forma amounts indicated below:

                                                                           1997
                                                                          ------
Net income
  As reported .......................................................     $1,954
  Pro forma .........................................................      1,806

Basic earnings per share
  As reported .......................................................     $ 1.04
  Pro forma .........................................................       0.96

Diluted earnings per share
  As reported .......................................................     $ 1.03
  Pro forma .........................................................       0.95


     The fair value of stock options granted by the Company was estimated through the use of the Black-Scholes option-pricing model that takes into account the following factors as of the grant date: the exercise price and the expected life of the option, the market price of the underlying stock at the grant date and its expected volatility, and the risk-free interest rate for the expected term of the option. In deriving the fair value of the stock options, the stock price at the grant date is reduced by the value of the dividends to be paid during the life of the option. The following assumptions were used for grants in 1997: dividend yield of 3.0%, expected volatility of 20.0% and the risk free interest rate of 5.84%. The effects of applying SFAS 123 on the pro forma net income may not be representative of the effect on pro forma net income for future years or any other period.

(13) REGULATORY CAPITAL REQUIREMENTS

     OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1997, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

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

     Management believes that, as of December 31, 1997, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

     OTS regulations impose limitations on all capital distributions, such as cash dividends, payments to repurchase or otherwise acquire shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital.

     The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1997 and 1996, compared with the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution.

                                                                               OTS REQUIREMENTS
                                                                ------------------------------------------
                                                                 MINIMUM CAPITAL       FOR CLASSIFICATION
                                           BANK ACTUAL              ADEQUACY           AS WELL CAPITALIZED
                                       ------------------       -----------------      -------------------
                                       AMOUNT       RATIO       AMOUNT      RATIO      AMOUNT       RATIO
                                       -------      -----       ------      -----      -------      ------
                                                                   IN THOUSANDS

December 31, 1997
  Tangible capital ................    $27,807      10.33%      $4,038      1.50%      $ 8,076       3.00%
  Tier 1 (core) capital ...........     27,807      10.33        8,076      3.00        13,461       5.00
  Risk-based:
    Tier 1 ........................     27,807      22.65        4,911      4.00         7,367       6.00
    Total .........................     29,242      23.82        9,823      8.00        12,278      10.00

December 31, 1996
  Tangible capital ................    $26,647      10.89%      $3,671      1.50%      $ 7,342       3.00%
  Tier 1 (core) capital ...........     26,647      10.89        7,342      3.00        12,236       5.00
  Risk-based:
    Tier 1 ........................     26,647      26.75        3,985      4.00         5,977       6.00
    Total .........................     26,951      27.05        7,970      8.00         9,962      10.00


(14) COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

   Commitments

     The Company is party to financial instruments and commitments with off-balance-sheet credit risk in the normal course of business. These financial instruments and commitments include unused home equity lines of credit, commitments to extend credit, and commitments to purchase securities. These commitments and instruments involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements.

     The Company's maximum exposure to credit losses in the event of nonperformance by the other party to these financial instruments and commitments is represented by the contractual amount. The Company uses the same credit

                       WAYNE BANCORP, INC. AND SUBSIDIARY
policies in granting commitments and conditional obligations as it does for financial instruments recorded in the consolidated statements of financial condition.

     At December 31, 1997 and 1996 financial instruments and commitments whose contractual amounts represent off-balance-sheet credit risk are as follows:

                                                              1997         1996
                                                             -------      ------
                                                                IN THOUSANDS

Unused home equity lines of credit
  (primarily floating rate) ............................     $16,208      $9,541
Commitments to extend credit:
  To originate mortgage loans
    Fixed rate .........................................         448       2,629
    Variable rate ......................................      10,687       6,333
  To purchase mortgage loans:
    Variable rate ......................................         706          --


     Interest rates on commitments to originate fixed rate mortgage loans ranged from 7.25% to 7.75% and 6.75% to 8.50% at December 31, 1997 and 1996,
respectively. Such commitments are generally for a sixty day term.

     The Company leases certain branch offices under operating leases. At December 31, 1997, the minimum rental commitments for noncancellable leases with initial or remaining terms of more than one year and expiring through 2024 are as follows:

                                                                    IN THOUSANDS
                                                                    ------------
Year ended December 31,
  1998 .........................................................       $  239
  1999 .........................................................          268
  2000 .........................................................          274
  2001 .........................................................          208
  2002 .........................................................          101
  Thereafter ...................................................        1,124
                                                                       ------
                                                                       $2,214
                                                                       ======

     Rental expense under operating leases, included in occupancy expense in the consolidated statements of income was $290,000, $253,000 and $249,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

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

   Concentrations of Credit Risk

     A substantial portion of the Company's loans are one- to four-family residential first mortgage loans secured by real estate located primarily in New Jersey. Accordingly, the collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of REO are susceptible to changes in real estate market conditions.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments for which it is practical to estimate those values.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

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

     The estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996 are presented in the following table. Since the fair value of off-balance-sheet commitments are not material, these disclosures are not included.


                                                                 1997                            1996
                                                     ----------------------------    ----------------------------
                                                     CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                                     --------------    ----------    --------------    ----------
                                                                             IN THOUSANDS

Financial assets:
  Cash and cash equivalents .......................     $  6,845        $  6,845        $  6,943        $  6,943
  Securities held to maturity .....................        2,913           2,882           3,229           3,197
  Securities available for sale ...................       73,413          73,413          80,867          80,867
  Federal Home Loan Bank of New York stock ........        2,150           2,150           1,568           1,568
  Loans receivable ................................      178,932         181,627         145,425         148,240
Financial liabilities :
  Deposits ........................................      198,479         198,292         178,947         179,695
  Federal Home Loan Bank advances .................       32,000          32,376          27,000          27,332


                       WAYNE BANCORP, INC. AND SUBSIDIARY

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

(16) PARENT COMPANY FINANCIAL INFORMATION

     Wayne Bancorp, Inc. (the parent company) was incorporated for the purpose of acquiring the Bank in connection with the Bank's conversion from a mutual form of ownership to a stock form of ownership. The following information on the parent only financial statements as of December 31, 1997 and 1996 and for the year ended December 31, 1997 and for the period June 27, 1996 to December 31, 1996, should be read in conjunction with the notes to the consolidated financial statements.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

        CONDENSED STATEMENTS OF FINANCIAL CONDITION (PARENT COMPANY ONLY)

                           DECEMBER 31, 1997 AND 1996


                                     ASSETS
                                                             1997       1996
                                                           -------    -------
                                                              IN THOUSANDS

Cash and due from banks ................................   $   321    $   265
Investment in Wayne Savings Bank, F.S.B ................    28,090     26,257
Securities available for sale ..........................       812         --
Advance to subsidiary ..................................     3,409      8,615
Loan to subsidiary bank ESOP ...........................     1,428      1,606
Other assets ...........................................        56        264
                                                           -------    -------
Total Assets ...........................................   $34,116    $37,007
                                                           =======    =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Dividends payable ......................................   $   101    $    --
Other liabilities ......................................        72         96
                                                           -------    -------
Total Liabilities ......................................       173         96
Stockholders' equity:
Common stock ...........................................        22         22
Paid-in capital ........................................    21,264     21,004
Retained Earnings--substantially restricted ............    19,906     17,670
Treasury shares (at cost) ..............................    (4,417)        --
Unallocated MRP shares .................................    (1,262)        --
Unallocated ESOP shares ................................    (1,604)    (1,785)
Net unrealized gain on securities available for sale ...        34         --
                                                           -------    -------
Total stockholders' equity .............................    33,943     36,911
                                                           -------    -------
Total liabilities and stockholders' equity .............   $34,116    $37,007
                                                           =======    =======


              CONDENSED STATEMENTS OF INCOME (PARENT COMPANY ONLY)

                                                                  FOR THE PERIOD
                                                        FOR YEAR      JUNE 27,
                                                          ENDED       1996 TO
                                                      DECEMBER 31,  DECEMBER 31,
                                                          1997          1996
                                                      ------------  ------------
                                                             IN THOUSANDS

 Income:
   Interest ..........................................   $  476        $ 337
                                                         ------        -----
     Total income ....................................      476          337
                                                         ------        -----
 Expenses:
   Legal and professional fees .......................      231           84
   Other expenses ....................................      290           19
                                                         ------        -----
     Total expenses ..................................      521          103
                                                         ------        -----
   Income (loss) before income taxes and equity
     in undistributed earnings (loss) of subsidiary ..      (45)         234
   Income tax expense (benefit) ......................      (17)          94
                                                         ------        -----
   Income before equity in undistributed earnings
     (loss) of subsidiary ............................      (28)         140
   Undistributed earnings (loss) of subsidiary .......    1,982         (119)
                                                         ------        -----
   Net Income ........................................   $1,954        $  21
                                                         ======        =====

                       WAYNE BANCORP, INC. AND SUBSIDIARY

                 STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

                                                                  FOR THE PERIOD
                                                        FOR YEAR      JUNE 27,
                                                          ENDED       1996 TO
                                                      DECEMBER 31,  DECEMBER 31,
                                                          1997          1996
                                                      ------------  ------------
                                                             IN THOUSANDS
Cash flows from operating activities:
  Net income .........................................   $ 1,954      $     21
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in earnings of subsidiary ...................    (1,982)          119
  Decrease (increase) in other assets ................       208       (10,485)
  (Decrease) increase in other liabilities ...........       (48)           96
  Increase in dividends payable ......................       101            --
                                                         -------       -------
Net cash provided by (used in) operating activities ..       233       (10,249)
                                                         -------       -------
Cash flows from investing activities:
  Increase in investment in subsidiary ...............      (393)       (8,727)
Decrease in advance to subsidiary ....................     5,597            --
  Payment of ESOP loan ...............................       181            --
  ESOP loan to subsidiary ............................         --        (1,785)
  Purchase of securities available for sale ..........      (754)           --
                                                         -------       -------
  Net cash provided by (used in) investing activities.     4,631       (10,512)
                                                         -------       -------
Cash flows from financing activities:
  Proceeds from issuance of common stock .............        --        21,026
Dividends Paid .......................................      (391)           --
Purchase of treasury stock ...........................    (4,417)           --
                                                         -------       -------
Net cash provided by (used in) financing activities ..    (4,808)       21,026
                                                         -------       -------
Net change in cash and cash equivalents ..............        56           265
Cash and cash equivalents at beginning of year .......       265            --
                                                         -------       -------
Cash and cash equivalents at end of year .............   $   321       $   265
                                                         =======       =======

(17) SAVINGS ASSOCIATION INSURANCE FUND (SAIF) RECAPITALIZATION ASSESSMENT

     On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 (the "Funds Act") which, among other things, imposes a special one-time assessment on SAIF member institutions, including the Company, to recapitalize the SAIF. As required by the Funds Act, the FDIC imposed a special assessment of 65.7 basis points on SAIF assessable deposits held as of March 31, 1995, payable November 27, 1996. The special assessment was recognized as an expense in the third quarter of 1996 and was tax deductible. The Company incurred a pre tax charge of $1.0 million as a result of the FDIC special assessment.

     The Funds Act also spreads the obligations for payment of the Financing Corporation ("FICO") bonds across all SAIF and BIF members. Beginning January 1, 1997, BIF deposits will be assessed for FICO payments at a rate of 20% of the rate assessed on SAIF deposits. BIF deposits are currently assessed a FICO payment of 1.3 basis points, while SAIF deposits pay an estimated 6.5 basis points on the FICO bonds. Full pro rata sharing of the FICO payments between BIF and SAIF members will occur on the earlier of January 1, 2000 or the date the BIF and SAIF are merged. The Funds Act specifies that the BIF and SAIF will be merged on January 1, 1999 provided no savings associations remain as of that time.

     As a result of the Funds Act, and recently passed legislation, SAIF assessments were lowered to 0 to 27 basis points effective January 1, 1997, a range comparable to that of BIF members. However, SAIF members will continue to make the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an on-going basis, whether the savings association charter will be eliminated, or whether the BIF and SAIF will eventually be merged. The Company paid $92,000, $393,000 and $368,000 in Federal deposit insurance premiums for the years ended December 31, 1997, 1996 and 1995, respectively.

                       WAYNE BANCORP, INC. AND SUBSIDIARY

(18) SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The results of operations on a quarterly basis are presented in the following tables:

                                                          1997
                                          -------------------------------------
                                          FOURTH     THIRD    SECOND     FIRST
                                          QUARTER   QUARTER   QUARTER   QUARTER
                                          -------   -------   -------   -------
                                                      IN THOUSANDS,
                                                EXCEPT PER SHARE AMOUNTS

Interest income .......................   $4,864    $4,850    $4,619    $4,433
Interest expense ......................    2,646     2,606     2,402     2,254
                                          ------    ------    ------    ------
Net interest income ...................    2,218     2,244     2,217     2,179
Provision for loan losses .............       75       125        75       125
Noninterest income ....................      174       195       145       183
Noninterest expense ...................    1,587     1,543     1,469     1,391
Income tax expense ....................      288       288       293       342
                                          ------    ------    ------    ------
Net income ............................   $  442    $  483    $  525    $  504
                                          ======    ======    ======    ======
Basic earnings per share ..............   $ 0.25    $ 0.26    $ 0.28    $ 0.25
                                          ======    ======    ======    ======
Basic weighted average shares .........    1,778     1,840     1,884     1,995
                                          ======    ======    ======    ======
Diluted earnings per share ............   $ 0.23    $ 0.25    $ 0.28    $ 0.27
                                          ======    ======    ======    ======
Diluted weighted average shares .......    1,899     1,899     1,899     1,882
                                          ======    ======    ======    ======


                                                          1996
                                          -------------------------------------
                                          FOURTH     THIRD    SECOND     FIRST
                                          QUARTER   QUARTER   QUARTER   QUARTER
                                          -------   -------   -------   -------
                                                      IN THOUSANDS,
                                                EXCEPT PER SHARE AMOUNTS

Interest income .......................   $4,513    $4,079    $3,457    $3,409
Interest expense ......................    2,269     2,057     1,800     1,832
                                          ------    ------    ------    ------
Net interest income ...................    2,244     2,022     1,657     1,577
Provision for loan losses .............       65        50        50        35
Noninterest income ....................      144       171       140       130
Noninterest expense ...................    1,303     3,093     1,259     1,161
Income tax expense (benefit) ..........      385      (336)      168       186
                                          ------    ------    ------    ------
Net income (loss) .....................   $  635    $ (614)   $  320    $  325
                                          ======    ======    ======    ======
Basic earnings (loss) per share .......   $ 0.31    $(0.30)   $   --    $   --
                                          ======    ======    ======    ======
Basic weighted average shares .........    2,053     2,053        --        --
                                          ======    ======    ======    ======
Diluted earnings (loss) per share .....   $ 0.31    $(0.30)   $   --    $   --
                                          ======    ======    ======    ======
Diluted weighted average shares .......    2,053     2,053        --        --
                                          ======    ======    ======    ======

(19) RECENT ACCOUNTING PRONOUNCEMENTS

     In June, 1996 the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125). SFAS 125 amends portions of SFAS 115, amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS 65, and supersedes SFAS 122. The statement provides consistent standards for distinguishing transfers of financial assets which are sales

                       WAYNE BANCORP, INC. AND SUBSIDIARY
from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The statement also defines accounting treatment for servicing assets and other retained interest in the assets that are transferred. As issued, SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provision of FASB Statement No. 125; an amendment of FASB Statement No. 125" which defers for one year the effective date (a) of paragraph 15 of SFAS No. 125 and (b) for repurchase agreement, dollar-roll, securities lending and similar transactions, of paragraphs 9-12 and 237(b) of SFAS No. 125. The adoption of SFAS 125 did not have a material effect on the Company's financial condition or results of operations.

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for years beginning after December 15, 1997 and is not expected to have a material impact on the Company's consolidated financial statements.

[LOGO KPMG Peat Marwick LLP]


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wayne Bancorp, Inc.:

     We have audited the accompanying consolidated statements of financial condition of Wayne Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wayne Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                     KPMG Peat Marwick LLP


Short Hills, New Jersey
January 21, 1998

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

     1997                                                   HIGH         LOW
     ----                                                 -------      -------
First quarter .......................................     $18          $14-7/8
Second quarter ......................................      20-1/4       16
Third quarter .......................................      24-7/8       19
Fourth quarter ......................................      27-1/2       21

     1996
     ----
Third quarter .......................................      13-7/8       10-3/4
Fourth quarter ......................................      15-1/4       13-11/16


     As of February 11, 1998, there were 2,013,823 shares of common stock outstanding and 492 stockholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks.

     The Company's ability to pay dividends to stockholders is dependent upon the earnings from investments and dividends it receives from the Bank. Accordingly, restrictions on the Bank's ability to pay cash dividends directly affect the payment of cash dividends by the Company. The Bank may not declare or pay a dividend if the effect would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form or the regulatory capital requirements imposed by the OTS. The Company paid quarterly dividends of $0.05 per share for the last three quarters of 1997.

ANNUAL REPORT ON FORM 10-K AND INVESTOR INFORMATION

     A copy of Wayne Bancorp, Inc.'s annual report on Form 10-K, for year ended December 31, 1997 (excluding exhibits) to be filed with the Securities and Exchange Commission, is available without charge by writing:

              Timothy P. Tierney
              Vice President and Chief Financial Officer
              Wayne Bancorp, Inc.
              1195 Hamburg Turnpike
              Wayne, N. J. 07470

     Exhibits can be obtained at cost by writing to the Company at the above address.

STOCK TRANSFER AGENT AND REGISTRAR

     Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer and registrar by writing:

              Registrar and Transfer Company
              Attn: Investor Relations
              10 Commerce Drive
              Cranford, N. J. 07016

                                    WAYNE BANCORP, INC.

WAYNE BANCORP, INC.                          WAYNE SAVINGS BANK, F.S.B.
  BOARD OF DIRECTORS                           OFFICERS

Harold P. Cook, III                          Johanna O'Connell, President and
  Chairman and Chief Executive Officer         Chief Executive Officer
Johanna O'Connell                            Michael DeBenedette, Executive Vice President
  President                                    and Chief Operating Officer
William J. Lloyd                             Robert L. Frega, Senior Vice President
David M. Collins                             Timothy P. Tierney, Vice President
Thomas D. Collins                              and Chief Financial Officer
Nicholas S. Gentile, Jr.                     Donna Finck, Vice President
Ronald Higgins                               Thomas A. Maselli, Vice President
Richard Len                                  Carolyn May, Vice President
Charles Lota                                 Hazel D. Myers, Vice President
Dennis Pollack                               William Poole, Vice President
Joseph J. DeLuccia, Director Emeritus        David K. Ver Hage, Assistant Vice President
                                             Cathy Infantino, Assistant Secretary Treasurer

BANKING OFFICES
                                             ADMINISTRATIVE OFFICE
1501 Hamburg Turnpike
Wayne, N. J. 07470                           1195 Hamburg Turnpike
973-694-2300                                 Wayne, N. J. 07470
                                             973-305-5500
1504 Route 23
Wayne, N. J. 07470
973-694-0029                                 WEB SITE

Valley Road at Preakness Avenue              http://members.aol.com/waynesav/wsb.html
Wayne, N. J. 07470
973-696-6500

5 Sicomac Road
North Haledon, N. J. 07508
973-427-9888

363 Route 46 West
Fairfield, N. J. 07004
973-276-0252
