Form 10-K/A, Exhibit 13
period 1997-12-31
WAYNE BANCORP INC /DE/
filed 1998-07-22
CIK 1011032

EXHIBIT 13        1997 Annual Report to Stockholders

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

                       WAYNE BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1997, 1996 and 1995

                                  In Thousands

                                                                                                                   Net
                                                                                                                Unrealized
                                                                                       Unallocated                Gain
                                                                                         Common      Common     (Loss) on   Total
                                                                                          Stock       Stock     Securities  Stock-
                               Preferred  Common      Paid-in   Retained    Treasury     Held by     Held by    Available   holders'
                                Stock     Stock       Capital   Earnings      Stock       ESOP        MRP       for Sale    Equity
                               --------   --------    -------   -------     -------     --------    --------    ---------  ---------
Balance at
  December 31, 1994 ..........$    --     $   --    $    --   $ 16,523    $     --      $   --    $     --    $   (264)    $ 16,259
Net income ...................     --         --         --        871          --          --          --          --          871
Unrealized gain on securities
  transferred from held to
  maturity to available for
  sale, net of taxes .........     --         --         --         --          --          --          --          13           13
Change in net unrealized
  gain (loss) on securities
  available for sale,
  net of taxes ...............     --         --         --         --          --          --          --         156          156
                              ---------   --------   --------   --------    --------    --------    --------    --------   --------
Balance at December 31, 1995 .     --         --         --     17,394          --          --          --         (95)      17,299
Net proceeds from stock
  offering, net of expenses
  of $1,272 ..................     --         22     21,004         --          --          --          --          --       21,026
Unallocated common stock
  acquired by ESOP ...........     --         --         --         --          --      (1,785)         --          --       (1,785)
Net income ...................     --         --         --        666          --          --          --          --          666
Change in net unrealized
  gain (loss) on securities
  available for sale,
  net of taxes ...............     --         --         --         --          --          --          --        (295)        (295)
                              ---------   --------   --------   --------    --------    --------    --------    --------   --------
Balance at December 31, 1996 .     --         22     21,004     18,060          --      (1,785)         --        (390)      36,911
Allocation of ESOP stock .....     --         --        177         --          --         181          --          --          358
Net income ...................     --         --         --      1,954          --          --          --          --        1,954
Dividends declared
  ($0.20 per share)...........     --         --         --       (391)         --          --          --          --         (391)
Purchase of treasury stock ...     --         --         --         --      (4,417)         --          --          --       (4,417)
Unallocated common stock
  acquired by MRP ............     --         --         --         --          --          --      (1,450)         --       (1,450)
Amortization of MRP shares ...     --         --         --         --          --          --         188          --          188
Deferred taxes - MRP .........     --         --         83         --          --          --          --          --           83
Change in net unrealized
  gain (loss) on securities
  available for sale,
  net of taxes ...............     --         --         --         --          --          --          --         708          708
                              ---------   --------   --------   --------    --------    --------    --------    --------   --------
Balance at
  December 31, 1997 ..........$    --     $   22    $21,264   $ 19,623    $ (4,417)   $ (1,604)   $ (1,262)   $    318     $ 33,944
                              =========   ========   ========   ========    ========    ========    ========    ========   ========

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

                                      33

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
